EXECUTION VERSION

CANYON RESOURCES CORPORATION

as Borrower

ATNA RESOURCES LTD.
AND THE OTHER GUARANTORS
FROM TIME TO TIME PARTY HERETO

as Guarantors

and

WATERTON PRECIOUS METALS FUND II CAYMAN, L.P.

as Lender

SENIOR SECURED CREDIT AGREEMENT

______________, 2014

TABLE OF CONTENTS

Article 1 INTERPRETATION		1
1.1	Defined Terms	1
1.2	Other Usages	20
1.3	Gender and Number	20
1.4	Headings, etc.	20
1.5	Currency	20
1.6	Meaning of certain terms any reference in this Agreement to:	20
1.7	Certain Phrases, etc.	21
1.8	Accounting Terms	21
1.9	Incorporation of Schedules	21
1.10	Conflict	21
1.11	Certificates	21
1.12	Permitted Liens	21

Article 2 LOAN		22
2.1	Structuring Fee and Lender Warrants	22
2.2	The Facility	22
2.3	Non Revolving	22
2.4	Borrowing Procedures	22
2.5	Use of Proceeds	22
2.6	Lender’s Loan Records	22

Article 3 PROCEDURE AND PAYMENTS		23
3.1	Payments	23

Article 4 PREPAYMENTS		23
4.1	Mandatory Prepayments	23
4.2	Change of Control	23
4.3	Voluntary Prepayments	23

Article 5 PAYMENTS UNDER THIS AGREEMENT		24
5.1	Payments	24
5.2	Computations of Interest and Fees	25

Article 6 CONDITIONS OF LENDING		26
6.1	Conditions Precedent to the Closing Advance	26
6.2	Waiver	29

Article 7 REPRESENTATIONS AND WARRANTIES		30
7.1	Representations and Warranties	30
7.2	Survival of Representations and Warranties	43

Article 8 COVENANTS OF THE BORROWER		43
8.1	Affirmative Covenants	43
8.2	Negative Covenants	51

Article 9 EVENTS OF DEFAULT		54
9.1	Events of Default	54
9.2	Acceleration	57
9.3	Remedies	58

( i )

Article 10 MISCELLANEOUS		58
10.1	Amendments, etc.	58
10.2	Waiver	58
10.3	Evidence of Debt and Borrowing Notices	59
10.4	Notices, etc.	59
10.5	Costs, Expenses General Indemnity and Environmental Indemnity	60
10.6	Release	62
10.7	Lender’s Fees and Expenses	63
10.8	Taxes and Other Taxes	63
10.9	Successors and Assigns	64
10.10	Right of Set-off	65
10.11	Judgment Currency	66
10.12	Interest on Overdue Amounts	66
10.13	Governing Law and Waiver of Jury Trial	66
10.14	Counterparts	67
10.15	Severability	67
10.16	Governing Language	68
10.17	Entire Agreement; Schedules and Exhibits	68
10.18	Credit Party Joint and Several Liability	68
10.19	Further Assurances	68
10.20	Acknowledgements	68
10.21	Language	69

Exhibit “A” FORM OF BORROWING NOTICE

Exhibit “B” FORM OF COMPLIANCE CERTIFICATE

Exhibit “C” FORM OF SOLVENCY CERTIFICATE

Schedule “A” Description of the Core Assets - OMitted

Schedule “B” Leases - OMitted

Schedule “C” Material Contracts - OMitted

Schedule “D” Mining Properties - OMitted

Schedule “E” Security - OMitted

Schedule “F” Outstanding Claims - OMitted

Schedule “G” Aged Payables - OMitted

Schedule “7.1(a)” Jurisdiction of Incorporation - OMitted

Schedule “7.1(j)(i)” Ownership and Use of Property - OMitted

Schedule “7.1(k)” Ownership of Subject Properties - OMitted

Schedule “7.1(x)(i)” Corporate Structure - OMitted

Schedule “7.1(y)” Shareholders’ Agreement, etc. - OMitted

Schedule “7.1(dd)” Schedule Disclosure - OMitted

Schedule “7.1(mm)” Project Permits - OMitted

( ii )

Schedule “8.1(o)” Maintenance of Insurance - OMitted

Schedule “8.1(bb)” Post Closing Actions - OMitted

Schedule “8.2(e)” Transactions with Related Parties - OMitted

Schedule “8.2(i)” Acquisitions - OMitted

Schedule “8.2(m)” Burdens on Production - OMitted

( iii )

SENIOR SECURED CREDIT AGREEMENT

This SENIOR SECURED CREDIT AGREEMENT is dated __________________, 2014 (the “Effective Date”) and entered into by and among Canyon Resources Corporation, a corporation incorporated pursuant to the laws of the State of Delaware, as the borrower (together with its successors and permitted assigns, the “Borrower”), Atna Resources Ltd., a corporation incorporated pursuant to the laws of the Province of British Columbia (together with its successors and permitted assigns, the “Parent”) and the other Original Guarantors and each other Person that enters into a Guarantee from time to time, as Guarantors, and Waterton Precious Metals Fund II Cayman, L.P., as the lender (together with its successors and assigns, the “Lender”).

RECITALS

WHEREAS the Borrower has requested, and the Lender has agreed, to establish in favour of the Borrower, a $22,000,000 senior secured, non-revolving, credit facility (the “Facility”) on and subject to the terms and conditions herein set forth.

NOW THEREFORE THIS CREDIT AGREEMENT WITNESSES that for good and valuable consideration, the receipt and sufficiency of which are acknowledged by each of the parties hereto, each of the parties agrees as follows:

Article 1
INTERPRETATION

1.1	Defined Terms.

As used in this Agreement, the following terms have the following meanings:

“401K Defined Contribution Plan” means the defined contribution 401(k) plan of the Borrower, as may be amended from time to time, established and maintained to provide eligible employees with the opportunity for long-term accumulation of retirement savings through a combination of employee and employer contributions to individual participant accounts and the earnings thereon.

“Additional Guarantor” means any Person which becomes a Guarantor in accordance with Section 8.1(w).

“Affairs” means the business, operations, undertaking, property, assets, liabilities, condition (financial or otherwise), performance and results of operations of a specified Person.

“Affiliate” means an affiliated body corporate and, for the purposes of this Agreement, (i) one body corporate is affiliated with another body corporate if one such body corporate is the subsidiary of the other or both are subsidiaries of the same body corporate or each of them is Controlled by the same Person and (ii) if two bodies corporate are affiliated with the same body corporate at the same time, they are deemed to be affiliated with each other.

“Agreed Priority” means, with respect to a Security Document and a Lien made in favour of the Lender in Collateral other than any Non-Core Asset, a senior, perfected first priority Lien in favour of the Lender, meaning that such Security Document and Lien are prior in right to any other Lien in, on, or to such Collateral which is purported to be covered thereby, subject only, in each case, to Permitted Liens which rank by law in priority.

“Agreement” means this senior secured credit agreement and all schedules and instruments in amendment or confirmation of it; and the expressions “Article”, “Section”, “Subsection” and “paragraph” followed by a number or letter mean and refer to the specified Article, Section, Subsection or paragraph of this Agreement.

“Anti-Terrorism Laws” means any laws relating to terrorism or money laundering, including Executive Order No. 13224, the USA Patriot Act, the Applicable Laws comprising or implementing the Bank Secrecy Act, and the Applicable Laws administered by the United States Treasury Department’s Office of Foreign Asset Control (as any of the foregoing Applicable Laws may from time to time be amended, renewed, extended, or replaced).

“Applicable Law” means any international treaty, any domestic or foreign constitution or any supranational, national, regional, federal, provincial, territorial, state, municipal, tribal or local statute, law, ordinance, code, rule, regulation, order (including any consent decree or administrative order), applicable to, or any directive, guideline, policy or Authorization of any Governmental Entity having jurisdiction with respect to any specified Person, property, transaction or event or any of such Person’s Affairs, and any order, judgment, award or decree of any Governmental Entity, or arbitrator in any proceeding or action to which the Person in question is a party or by which such Person or any of its Affairs is bound.

“Applicable Securities Legislation” means all applicable securities laws of each of the Reporting Jurisdictions and the respective rules and regulations under such laws together with applicable published fee schedules, prescribed forms, policy statements, national or multilateral instruments, orders, blanket rulings and other applicable regulatory instruments of the securities regulatory authorities in any of the Reporting Jurisdictions and such other jurisdictions as may be agreed to between the Borrower and the Lender, and, for greater certainty, includes the TSX Rules, the Securities Act, the Securities Act of 1933, as amended from time to time and any successor statute, the Securities Exchange Act of 1934, as amended from time to time and any successor statute, and any other federal securities laws, and any state "Blue Sky" or securities laws.

“Atna” means Atna Resources Inc., a corporation incorporated pursuant to the laws of the State of Nevada.

“Authorization” means any authorization, approval, consent, certificate, exemption, licence, permit, franchise, certification, registration or no-action letter from any Governmental Entity having jurisdiction with respect to any specified Person, property, transaction or event, or any of such Person’s Affairs or from any Person in connection with any easements or contractual rights.

“Borrower’s Account” means the account identified as such on Schedule “7.1(dd)”.

“Borrowing Notice” means a written request by the Borrower (acknowledged by the Parent) for the Closing Advance substantially in the form of Exhibit “A” hereto.

“Briggs Gold Property” means the Briggs gold project as further described in Schedule “A” hereto and, for greater certainty, includes all Mining Properties comprised in or related to such project and all personal property used in or located at such project.

“Buildings and Fixtures” means all plant, buildings, structures, erections, improvements, appurtenances and fixtures (including fixed machinery and fixed equipment) situated on any of the Subject Properties.

“Business” means the business of the Borrower and the Original Guarantors as conducted as at the date hereof.

“Business Day” means any day of the year, other than a Saturday, Sunday or any day on which major banks are closed for business in Toronto, Ontario.

“CAD$” means lawful currency of Canada.

“Capital Lease” means, with respect to a Person, a lease or other arrangement in respect of real or personal property that is required to be classified and accounted for as a capital lease, finance lease or debt obligation on a balance sheet of the Person in accordance with IFRS.

“Capital Lease Obligation” means, with respect to a Person, the obligation of the Person to pay rent or other amounts under a Capital Lease and for the purposes of this definition, the amount of such obligation at any date shall be the capitalized amount of such obligation at such date as determined in accordance with IFRS.

“Change of Control” means the occurrence of any of the following events:

(a)	any Person or group of Persons “acting in concert” (as interpreted in accordance with Applicable Securities Legislation or regulation) shall have acquired legal or beneficial ownership of, or the power to exercise control or direction over, any Voting Shares of the Parent (or securities convertible into such Voting Shares), that together with such Person’s existing securities would constitute Voting Shares of the Parent representing more than 50% of the total voting power attached to all Voting Shares of the Parent then outstanding;

(b)	any Person or group of Persons “acting in concert”, other than the Parent, shall have acquired legal or beneficial ownership of, or the power to exercise control or direction over, any shares of the Borrower;

(c)	any Person or group of Persons “acting in concert”, other than the Borrower, shall have acquired legal or beneficial ownership of, or the power to exercise control or direction over, any shares of a Guarantor (other than the Parent);

(d)	there is consummated any amalgamation, consolidation, statutory arrangement, merger or similar transaction of the Parent (1) in which the Borrower is not the continuing or surviving corporation or (2) pursuant to which any Voting Shares of the Parent would be reclassified, changed or converted into or exchanged for cash, securities or other property, other than (in each case) an amalgamation, consolidation, statutory arrangement, merger or similar transaction of the Parent in which the holders of the Voting Shares of the Parent representing more than 50% of the total voting power attached to all such Voting Shares immediately prior to the amalgamation, consolidation, statutory arrangement, merger or similar transaction have, directly or indirectly, more than 50% of the Voting Shares of the continuing or surviving corporation immediately after such transaction; or

(e)	any Person or group of Persons acting in concert shall succeed in having its nominees represent a majority of the Parent’s Directors.

"Code" means the Internal Revenue Code of 1986 of the United States of America, as amended from time to time, and any successor statute.

“Collateral” means any and all real and personal property, assets, rights, shares, securities, titles and interests in respect of which the Lender has or will have a Lien pursuant to a Security Document, whether tangible or intangible, presently held or hereafter acquired, and all products and proceeds of the foregoing, including insurance proceeds related to the foregoing.

“Closing Advance” has the meaning specified in Section 2.2.

“Columbia Property” means the Columbia property as further described in Schedule “A” hereto and, for greater certainty, includes all Mining Properties comprised in or related to such property and all personal property used in or located at such property.

“Common Shares” means common shares in the capital of the Parent.

“Compliance Certificate” means a certificate of the Parent and the Borrower substantially in the form of Exhibit “B”, in each case, signed on behalf of each such Credit Party by its respective chief financial officer or any other officer acceptable to the Lender.

“Constating Documents” means (i) with respect to a corporation, its articles of incorporation, amalgamation or continuance or other similar documents and its by-laws, and (ii) with respect to any other Person which is an artificial body, the organization and governance documents of such Person in each case as amended and supplemented from time to time.

“Contaminant” means any solid, liquid, gas, odour, heat, sound, vibration, radiation or combination of any of them that may (i) injure or damage property or plant or animal life, (ii) harm or cause a nuisance to any Person, (iii) adversely affect the health of any individual, (iv) impair the safety, of any individual, (v) render any property or plant or animal life unfit for use by humans, (vi) cause loss of enjoyment of normal use of property, or (vii) interfere with the normal course of business, and includes any “Contaminant” within the meaning assigned to such term (or any similar term) in any Environmental Law applicable to the Mining Properties or any of the Credit Parties.

“Contingent Liability” means, with respect to a Person, any agreement, undertaking or arrangement by which the Person guarantees, endorses or otherwise becomes or is contingently liable upon (by direct or indirect agreement, contingent or otherwise, to provide funds for payment, to supply funds to, or otherwise to invest in a debtor, or otherwise to assure a creditor against loss) the obligation, debt or other liability of any other Person or guarantees the payment of dividends or other distributions upon the shares of any Person. The amount of any contingent liability will, subject to any limitation contained therein, be deemed to be the reasonably probable outstanding principal amount of the obligation, debt or other liability to which the contingent liability is related.

“Control” of any Person means:

(a)	the power (whether by way of ownership of shares, proxy, contract, agency or otherwise) to:

(i)	cast, or control the casting of, more than 50% of the maximum number of votes that might be cast at a general meeting of such Person; or

(ii)	appoint or remove all, or the majority, of the directors or other equivalent officers of such Person; or

(iii)	give directions with respect to the operating and financial policies of such Person with which the directors or other equivalent officers of such Person are obliged to comply; and/or

(b)	the holding beneficially of more than 50% of the issued share capital of such Person.

“Control Agreement” means, with respect to each Credit Party, an account control agreement relating to such Credit Party’s bank accounts to be entered into between the Lender, such Credit Party and the relevant financial institution as required by the Security Agreements.

“Core Assets” means, collectively, the Briggs Gold Property, the Reward Gold Mine, the Columbia Property and the Pinson Mine.

“Credit Documents” means this Agreement, the Guarantees, the Security Documents, the Lender Warrants, the Borrowing Notice, each Compliance Certificate, and each other Instrument executed by the Borrower or other Credit Party in connection with this Agreement, as any of the foregoing may be amended, modified, supplemented, extended or restated from time to time in accordance with their respective terms.

“Credit Parties” means, collectively, the Borrower, the Parent and each other Guarantor, and “Credit Party” means any of them, together with their permitted successors and assigns.

“Debt” of any Person means:

(a)	all obligations of such Person for borrowed money, including debentures, notes or similar Instruments and other financial Instruments and obligations with respect to bankers’ acceptances and contingent reimbursement obligations relating to letters of credit;

(b)	all Financial Instrument Obligations of such Person;

(c)	all Capital Lease Obligations and Purchase Money Obligations of such Person;

(d)	all obligations to pay the deferred and unpaid purchase price of property or services, which purchase price is due and payable more than 90 days after the date of placing such property or service or taking delivery at the completion of such services;

(e)	all indebtedness of such Person secured by a Lien on any assets of such Person;

(f)	all obligations to repurchase, redeem or repay any shares of such Person; and

(g)	all Contingent Liabilities of the Person with respect to obligations of another Person if such obligations are of the type referred to in paragraphs (a) to (f).

“Default” means an Event of Default or any event which, with the giving of notice or passage of time, or the making of any determination or any combination of the foregoing, would constitute an Event of Default.

“Dewatering Advance” has the meaning specified in Section 8.2(q).

“Dewatering Costs” has the meaning specified in Section 8.2(q).

“Dewatering Option” means the right, but not the obligation, of the Lender to require Atna to continue to perform and maintain necessary dewatering activities at the Pinson Mine in order to maintain the Pinson Mine in its current condition (from a dewatering perspective), in accordance with Prudent Mining Industry Practices, until the earlier of the date on which (i) all Obligations of the Credit Parties to the Lender have been fully satisfied and (ii) the Lender ceases making any and all Dewatering Advances.

“Direct Agreement” means a direct agreement entered into by a Credit Party, the counterparty to a Material Contract and the Lender in respect of the assignment of the rights of the Credit Party and the exercise of step-in rights by the Lender under such Material Contract, in form and substance satisfactory to the Lender.

“Director” means a director of a Credit Party and “Directors” means the board of directors of a Credit Party or, whenever duly empowered, a committee of the board of directors of a Credit Party, and reference to action by the Directors means action by the directors as a board or action by such a committee of the board as a committee.

“Disposal” means a sale, lease, release, abandonment, licence, exchange, transfer, loan, grant, option or other disposal by a Person of any asset, undertaking or business (whether by a voluntary or involuntary single transaction or series of transactions) and “Dispose” shall have a corresponding meaning.

“Disposal Proceeds” means the consideration received or receivable by a Credit Party for any Disposal made by such Credit Party.

“Distribution” has the meaning specified in Section 8.2(g).

“DMC Lien” means the Lien in the outstanding amount of $485,458.74 (plus interest) as of the Effective Date recorded by DMC Mining Services Corporation against the Pinson Mine, pursuant to the notice of lien dated the 19th day of September 2013.

“Dollars” and “$” means lawful money of the United States of America.

“Effective Date” has the meaning specified in the recitals hereto.

“Equipment Financing Liens” has the meaning specified in paragraph (c) under the definition of “Permitted Liens”.

“Environmental Claim” means, all liabilities, (including costs of remedial actions, natural resource damages and costs and expenses of investigation and feasibility studies, including the cost of environmental consultants and cost of legal fees) that may be imposed on, incurred by, or asserted against a Credit Party as a result of, or related to, any claim, suit, action, investigation, proceeding or demand by any Person, whether based in contract, tort, implied or express warranty, strict liability, criminal or civil statute or common law or otherwise, arising under any Environmental Law, any Release or threatened Release of Hazardous Materials, or in connection with any environmental, health or safety condition arising prior to or after the date hereof.

“Environmental Laws” means any Applicable Law relating to pollution or protection of the environment, ecology or public health or safety or the Mining Properties, including, Applicable Laws relating to emissions, discharges, Releases or threatened Releases of Hazardous Materials or other pollutants, Contaminants, chemicals, or industrial, toxic or hazardous substances or wastes into the environment (including, ambient air, surface water, ground water, land surface or subsurface strata) or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials, pollutants, Contaminants, chemicals or industrial, toxic or hazardous substances or wastes.

“Equity Interests” means, with respect to any Person, shares of capital stock of (or other ownership or profit interests in) such Person, warrants, options or other rights for the purchase or acquisition from such Person of shares of capital stock of (or other ownership or profit interests in) such Person, securities convertible into or exchangeable for shares of capital stock of (or other ownership or profit interests in) such Person or warrants, rights or options for the purchase or acquisition from such Person of such shares (or such other interests), and all of the other ownership or profit interests in such Person (including, without limitation, partnership, member or trust interests therein), whether voting or non-voting, and whether or not such shares, warrants, options, rights or other interests are outstanding on any date of determination.

“ERISA” means the Employee Retirement Income Security Act of 1974 of the United States of America, as amended from time to time, and any successor statute.

"ERISA Affiliate" means any trade or business (whether or not incorporated) under common control with the Credit Parties within the meaning of Section 414(b) or (c) of the Code.

“Event of Default” has the meaning specified in Section 9.1.

“Excluded Accounts” means those accounts not required to be subject to a control agreement in accordance with section 4.2 of the security agreement dated as of the Effective Date between the Borrower, Atna, CR Montana Corporation, CR Briggs Corporation, CR Reward Corporation and the Lender.

“Expropriation Event” means the appropriation, confiscation, expropriation, cancellation, seizure or nationalization (by Applicable Law, intervention, court order, condemnation, exercise of eminent domain or other action or form of taking) of ownership or control of a Credit Party or any of its Subsidiaries or of a Mining Property, or any substantial portion thereof, or any substantial portion of the rights related thereto, or any substantial portion of the economic value thereof, or which prevents or interferes with the ability of a Person to own or operate the property subject to such action, including by the imposition of any Tax, fee, charge or royalty.

“Facility” shall have the meaning given thereto in the Recitals.

“Fees” means the Structuring Fee and all other fees (if any) payable by a Credit Party under this Agreement.

“Financial Assistance” has the meaning specified in Section 8.2(h).

“Financial Instrument Obligations” means, with respect to any Person, obligations arising under:

(a)	any interest rate swap agreement, forward rate agreement, floor, cap or collar agreement, future or option, insurance or other similar agreement or arrangement, or any combination thereof, entered into or guaranteed by the Person where the subject matter thereof is interest rates or the price, value or amount payable thereunder is dependent or based upon interest rates or fluctuations in interest rates in effect from time to time (but excluding non-speculative conventional floating rate indebtedness);

(b)	any currency swap agreement, cross-currency agreement, forward agreement, floor, cap or collar agreement, future or option, insurance or other similar agreement or arrangement, or any combination thereof, entered into or guaranteed by the Person where the subject matter thereof is currency exchange rates or the price, value or amount payable thereunder is dependent or based upon currency exchange rates or fluctuations in currency exchange rates in effect from time to time; or

(c)	any agreement for the making or taking of any commodity, swap agreement, floor, cap or collar agreement or commodity future or option or other similar agreement or arrangement, or any combination thereof, entered into or guaranteed by the Person where the subject matter thereof is any commodity or the price, value or amount payable thereunder is dependent or based upon the price or fluctuations in the price of any commodity; or any other similar transaction, including any option to enter into any of the foregoing, or any combination of the foregoing, in each case to the extent of the net amount due or accruing due by the Person under the obligations determined by marking the obligations to market in accordance with their terms.

“Financial Quarter” means a period of three consecutive months in each Financial Year ending on March 31, June 30, September 30 and December 31, as the case may be, of such year.

“Financial Year” means, in relation to the Parent, its financial year commencing on January 1 of each calendar year and ending on December 31 of such year.

“First Anniversary Maturity Date Fee” means an amount equal to five percent (5%) of the principal amount of the Closing Advance.

“Governmental Entity” means (i) any multinational, national, federal, provincial, state, territorial, county, municipal, local, tribal, aboriginal, native or other government, governmental or public department, central bank, court, commission, board, bureau, agency, instrumentality or regulatory authority, domestic or foreign, (ii) any subdivision or authority of any of the foregoing, or (iii) any quasi-governmental or private body exercising any regulatory, judicial, expropriation or taxing authority under or for the account of any of the above, including the TSX.

“Guarantees” means the guarantees dated as at the date hereof from each of the Original Guarantors to and in favour of the Lender and each other guarantee by a Guarantor in favour of the Lender to be delivered in connection with this Agreement and/or any other Credit Document or any of the transactions contemplated herein or therein, together with all amendments, modifications, supplements, extensions and restatements thereof in accordance with its terms.

“Guarantors” means each of the Original Guarantors and each Additional Guarantor, and “Guarantor” means any one of them.

“Hazardous Material” means any substance or mixture of substances, or any pollutant or Contaminant, toxic or dangerous waste or hazardous material, as defined or listed in, or otherwise classified pursuant to, or that may give rise to liability under, any Environmental Law, including any “hazardous substance” “hazardous material” “hazardous waste” “toxic substance” “contaminant” “pollutant” or any other similar formulation intended to define, list or classify substances by reason of deleterious properties such as ignitability, corrosiveness, reactivity, carcinogenicity, toxicity or dangerousness.

“Hedging Agreement” means (i) any currency exchange or interest rate swap agreement, currency exchange or interest rate cap agreement or currency exchange or interest rate collar agreements between any Credit Party and any other Person and (ii) all net forward sale, put/call options, spot deferred sale or other similar arrangement or agreement relating to the sale or purchase of any commodity.

“IFRS” means the International Financial Reporting Standards, which are the accounting standards and interpretations adopted by the International Accounting Standards Board, consistently applied.

“Inactive Subsidiaries” means CR Kendall Corporation, a corporation incorporated pursuant to the laws of the State of Colorado, and Horizon Wyoming Uranium, Inc., a corporation incorporated pursuant to the laws of the State of Wyoming.

“Indemnified Person” has the meaning specified in Section 10.5(a).

“Instrument” means any contract, agreement, undertaking, indenture, mortgage, certificate, document or writing (whether formal agreement, letter or otherwise) under which any obligation, duty, covenant, agreement, affirmation, undertaking or liability is evidenced, assumed or undertaken, or any right or Lien (or right or interest therein) is granted, authenticated, notarized, authorized or perfected, and any notice, registration, recordation or filing associated with or required by any of the foregoing.

“Insurance Proceeds” means the proceeds of any insurance claim in respect of real property located at the Core Assets under any insurance policy maintained by any Credit Party, net of any such proceeds used by a Credit Party within 90 days of receipt thereof to restore the damage or loss that gave rise to the payout insurance proceeds.

“Interest Payment Amount” means, in relation to any Interest Payment Date, an amount calculated by the Lender equal to interest on the Loan with respect to the period ending on such Interest Payment Date at a rate of interest per annum equal to the Interest Rate and a year of 360 days, taking into account the actual number of days (including the first day and the last day) occurring in the period for which the fees are payable.

“Interest Payment Date” means each of (i) in respect of each calendar quarter during the period commencing on the Effective Date and ending on the Maturity Date, the last Business Day of such calendar quarter, (ii) in respect of the period commencing on the Interest Payment Date immediately preceding the Maturity Date and ending on the Maturity Date, the Maturity Date and (iii) in respect of each period commencing on the Interest Payment Date immediately preceding the date on which the Borrower makes any voluntary or mandatory prepayment hereunder and ending on the date of such prepayment, the date of such prepayment.

“Interest Rate” means ten percent (10.00%) per annum.

“Leased Properties” means, collectively, the real properties forming the subject matter of the Leases.

“Leases” means the leases, subleases, rights to occupy and licences of real property or Buildings and Fixtures, to which any Credit Party is a party (i) at the date of this Agreement, as listed and described in Schedule “B”, or (ii) after the date of this Agreement.

“Lender Warrants” has the meaning specified in Section 2.1.

“Lender’s Counsel” means Stikeman Elliott LLP and, at any time, any other legal counsel retained by the Lender.

“Lender’s Representatives” has the meaning specified in Section 8.1(n).

“Lien” means any mortgage, deed of trust, lien, pledge, charge, security interest, hypothecation, indenture, preferential right, assignment, option, claim, royalty, production payment, burden on production or other lien, encumbrance or collateral security Instrument in, on or to, or any right or interest, or the title of any vendor, lessor, lender or other secured party to, or interest or title of any Person under any conditional sale or other title retention agreement or Capital Lease with respect to, any property or asset owned or held by such Person, any mortgage, deed of trust, pledge, charge, security agreement, hypothecation, indenture, assignment or similar Instrument, or the filing of a financing statement, personal property security act filing or other similar Instrument, which names such Person as debtor, or any security agreement or other similar Instrument authorizing any other party as the secured party thereunder to file any financing statement, personal property security act filing or other similar Instrument or any other arrangement, encumbrance or condition that in substance secures payment or performance of an obligation.

“Loan” means the aggregate principal amount advanced and owing, at any time, under the Facility at such time.

“Mandatory Prepayment Amount” has the meaning specified in Section 4.1.

“Material Adverse Effect” means, when used with reference to any event or circumstance, any event or circumstance which has had, or could reasonably be expected to have, a material adverse effect (or a series of adverse effects, none of which is material in and of itself but which cumulatively could result in a material adverse effect) on (i) any Core Asset, (ii) the business, operations, results of operations, prospects, assets, performance, liabilities or the condition (financial or otherwise) of any Credit Party, (iii) any of the rights or remedies of the Lender under any of the Credit Documents, or (iv) the ability of any Credit Party to perform its obligations under any of the Credit Documents.

“Material Contracts” means, collectively, the agreements set out in Schedule “C” and any other agreement to which any Credit Party is a party and which is deemed material by the Lender, acting reasonably, to the Business or the operation of the Mining Properties.

“Maturity Date” means (i) the earlier of (x) the Stated Maturity Date and (y) the date all Obligations are voluntarily or mandatorily prepaid in full in accordance with this Agreement, or (ii) if the Loan has been accelerated, the date on which the Lender demands repayment of the Loan.

“Midway Date” means the date which is the last day of the calendar year in which a voluntary prepayment is being made by the Borrower pursuant to this Agreement.

“Midway Accrued Interest” means all interest that would have accrued pursuant to this Agreement if the principal amount being prepaid would have been outstanding from and including the date hereof to and including the Midway Date less the amount of any interest paid to the Lender on the principal amount being prepaid pursuant to this Agreement prior to the Midway Date.

“Mining Properties” and each individually, a “Mining Property”, includes each of the Core Assets and all surface, subsurface and mineral rights, water rights, and all surface, subsurface and mineral leases, concessions, licenses, claims, rights, titles or interests owned, leased, held or controlled by a Credit Party in connection with the Core Assets, and all related, associated or appurtenant rights, in each case howsoever characterized or designated, that are owned, leased, held, or controlled, directly or indirectly, by a Credit Party, with such rights, titles and interests described in Schedule “D” .

“Mortgages” means the mortgages, deeds of trust or similar security documents granted by the applicable Original Guarantors to the Lender with respect to the Core Assets and having the Agreed Priority.

“Multiemployer Plan” means a multiemployer plan as defined in Section 4001(a)(3) of ERISA to which any Credit Party or any ERISA Affiliate is making or accruing an obligation to make contributions or has made or accrued an obligation to make contributions.

“Non-Core Assets” means real property interests of the Credit Parties not comprised in or relevant to any of the Core Assets and, for greater certainty, excluding (i) all personal property and (ii) the Core Assets.

“Obligations” means all duties, covenants, agreements, liabilities, indebtedness and obligations of each of the Credit Parties with respect to the repayment, payment or performance of all indebtedness, liabilities and obligations (monetary or otherwise) of each of the Credit Parties, whenever arising, whether primary, secondary, direct, contingent, fixed or otherwise and whether joint, several, or joint and several, established by or arising under or in connection with this Agreement and each other Credit Document, including, in each case, the payment of principal, interest, fees, expenses, reimbursements and indemnification obligations.

“Original Currency” has the meaning specified in Section 10.11(a).

“Original Guarantors” means the Parent; Atna; CR Montana Corporation, a corporation incorporated pursuant to the laws of the State of Colorado; CR Briggs Corporation, a corporation incorporated pursuant to the laws of the State of Colorado; CR Reward Corporation, a corporation incorporated pursuant to the laws of the State of Nevada; and their respective successors and permitted assigns.

“Other Currency” has the meaning specified in Section 10.11(a).

“Other Taxes” has the meaning specified in Section 10.8(b).

“Owned Properties” means, collectively, (i) the Mining Properties to the extent they are owned by any Credit Party, and (ii) after the date of this Agreement, the additional lands and premises which are owned by any of the Credit Parties.

“Partial Prepayment Amount” has the meaning specified in Section 4.3(c).

“Pension Plan” means any plan or arrangement, whether funded or unfunded, registered or not registered, that provides defined benefit pensions or term-certain annuities in respect of any employees, former employees or retirees of any Credit Party, including a plan within the meaning of Section 3(2) of ERISA maintained or contributed to by the Credit Parties or any ERISA Affiliate, including any Multiemployer Plan within the meaning of Section 4001(a)(3) of ERISA.

“Permitted Debt” means, in respect of any Person, the following:

(a)	Debt under any of the Credit Documents;

(b)	Debt under any (i) reclamation liabilities that are required to comply with applicable Authorizations and as required by a Governmental Entity, and (ii) Sureties;

(c)	amounts payable arising in the ordinary course of business from the purchase of goods and services or to finance corporate insurance policies, or other period costs, provided such amounts : (i) are unsecured; (ii) are not overdue in excess of 90 days (except for those overdue accounts existing as of the date hereof that have been disclosed to the Lender and that shall be made current by the Borrower out of the proceeds of the Facility within 10 days of the Effective Date); and (iii) do not exceed in the aggregate an amount at any time in excess of $10,000,000;

(d)	amounts payable arising in the ordinary course of business in connection with non-speculative Hedging Agreements for up to 50% of the forecast annual production and financed by a line of credit not to exceed in the aggregate an amount at any time in excess of $1 million;

(e)	Debt incurred by the Credit Parties in the ordinary course of business in an aggregate amount not to exceed $12,000,000 secured by the Equipment Financing Liens;

(f)	Debt permitted pursuant to the terms of an inter-creditor agreement among the Lender, each applicable Credit Party and a third party creditor, in form and substance satisfactory to the Lender; and

(g)	other Debt of the Credit Parties consented to by the Lender in writing in its sole and absolute discretion.

“Permitted Dewatering Cessation Event” has the meaning specified in Section 8.2(q).

“Permitted JV” means a joint venture in which a Credit Party is a partner or otherwise makes an investment for the development of an asset provided that at the time of such investment by the Credit Party the following conditions are satisfied:

(a)	no Default or Event of Default has occurred and is continuing or would exist after the creation of the joint venture;

(b)	the joint venture agreement or investment shall be (i) in a form and substance mutually acceptable to the Lender and applicable Credit Party and (ii) consented to in writing by the Lender; and

(c)	no Lien on any Collateral is granted in connection with or results from such joint venture.

“Permitted Liens” means, in respect of any Person, any one or more of the following:

(a)	Liens for taxes, assessments or governmental charges or levies if the same shall not at the time be delinquent or thereafter can be paid without penalty, or are being contested in good faith and by appropriate proceedings and where adequate reserves (segregated to the extent required by IFRS), satisfactory to the Lender, acting reasonably, have been established in accordance with IFRS and so long as such contested Liens could not have a Material Adverse Effect;

(b)	Liens imposed by law, such as carriers, warehousemen and mechanics’ liens and other similar liens arising in the ordinary course of business associated with amounts not yet due and payable, provided that such Liens are not registered against title to any assets of the Person and in respect of which adequate holdbacks are being maintained as required by Applicable Law or such Liens are being contested in good faith by appropriate proceedings and in respect of which there has been set aside a reserve (segregated to the extent required by IFRS) in an amount satisfactory to the Lender, acting reasonably, and provided further that such Liens could not have a Material Adverse Effect;

(c)	Liens granted by the Credit Parties in respect of Capital Leases, Purchase Money Obligations and other security interests on equipment acquired, rebuilt, repaired, leased or held by the Credit Parties in the ordinary course of business to secure the purchase price , repair or rebuild costs, of or rental payments with respect to such equipment or to secure indebtedness incurred solely for the purpose of financing the acquisition, construction or improvement of any such equipment to be subject to such mortgages or security interests, or mortgages or other security interests existing on any such equipment at the time of such acquisition, or extensions, renewals or replacements of any of the foregoing for the same or a lesser amount, provided that no such mortgage or other security interest shall extend to or cover any equipment other than the equipment being acquired, constructed or improved, and no such extension, renewal or replacement shall extend to or cover any property not theretofore subject to the mortgage or security interest being extended, renewed or replaced, provided, further, that such Liens shall not exceed $12,000,000 in the aggregate for all Credit Parties (“Equipment Financing Liens”);

(d)	Liens in favour of the Lender arising under the Security Documents;

(e)	cash or governmental obligations deposited in the ordinary course of business in connection with contracts, bids, tenders or to secure workmen’s compensation, unemployment insurance, Sureties or appeal bonds, costs of litigation, when required by law, public and statutory obligations, Liens or claims incidental to current construction, mechanics’, warehousemen’s, carriers’ and other similar Liens;

(f)	Liens given in the ordinary course of business to a public utility or any municipality or governmental or other public authority when required by such utility or municipality or governmental or other authority in connection with the operations of the Credit Parties;

(g)	any security interest or privilege arising out of judgments or awards with respect to which, at the time an appeal or proceedings for review is being prosecuted and with respect to which a stay of execution has been secured pending such appeal or proceedings for review;

(h)	any right reserved to or vested in any Governmental Entity by the terms of any lease, licence, franchise, grant, claim, bond or permit held or acquired by the Person, or by any statutory provision, to terminate the lease, licence, franchise, grant, claim, bond or permit or to purchase assets used in connection therewith or to require annual or other periodic payments as a condition of the continuance thereof;

(i)	any reservations, limitations, provisos and conditions expressed in original grants from any Governmental Entity;

(j)	any minor encumbrance, such as easements, rights-of-way, servitudes or other similar rights in land granted to or reserved by other Persons, rights-or-way for sewers, electric lines, telephone lines, oil and natural gas pipelines and other similar purposes, or zoning or other restrictions applicable to the use of real property by the Person, or the defects, encroachments or irregularities, that do not in the aggregate materially detract from the value of the property or materially impair its use in the operation of the business of the Person;

(k)	Liens on the Reward Gold Mine and Pinson Mine as security for additional indebtedness subject to the terms of an inter-creditor agreement among the Lender, each applicable Credit Party and a third party creditor, in form and substance satisfactory to the Lender;

(l)	Liens consented to in writing by the Lender in its sole and absolute discretion; and

(m)	any security interest registered in the Personal Property Registry (British Columbia) under base registration # 5481868 in relation to the net smelter return affecting mineral claims located in the Ecstall River Area, Skeena Mining Division, Province of British Columbia, which net smelter return was granted by the Parent under the purchase and sale agreement dated December 16, 1993 between Falconbridge Limited and the Parent, provided the amount secured thereby shall not be increased beyond the original amount thereof.

“Person” means a natural person, partnership, limited liability company, corporation, joint stock company, trust, unincorporated association, joint venture or other entity or Governmental Entity, and pronouns have a similarly extended meaning.

“Pinson Mine” means the Pinson mine as further described in Schedule “A” hereto and, for greater certainty, includes all Mining Properties comprised in or related to such mine and all personal property used in or located at such mine.

“Pinson Mine ROFR Consent” means a consent agreement between the Lender and Pinson Mining Company and acknowledged by Atna Resources, Inc. and the Parent dated on or about the date hereof, in respect of the Pinson Mining Company’s preemptive acquisition rights over the Pinson Mine provided for in an asset purchase and sale agreement dated as of August 10, 2011 among Pinson Mining Company, Atna Resources, Inc. and the Parent.

“Personal Property Security Act” or “PPSA” means the Personal Property Security Act (British Columbia); provided, however, in the event that, by reason of mandatory provisions of law, any or all of the perfection or priority of the security interest in any Collateral is governed by the Personal Property Security Act in effect in a jurisdiction other than British Columbia, the term “PPSA” shall mean the Personal Property Security Act in effect in such other jurisdiction for purposes of provisions relating to such perfection or priority and for purposes of definitions related to such provisions.

“Prepayment Amount” has the meaning specified in Section 4.1.

“Prepayment Notice” has the meaning specified in Section 4.3(a).

“Project Permits” means those Authorizations for the development and operation of the Mining Properties, as defined in Section 7.1(mm).

“Prudent Mining Industry Practices” means those practices, standards, methods, techniques and specifications, as they may evolve, change and modify from time to time that (a) are commonly used and generally accepted in the mining industry as good, safe and prudent operational, administrative and engineering practices in connection with the design, construction, operation, maintenance, repair or use of mining projects, mining facilities, mining infrastructure, mining equipment or other components of a mining operation, (b) conform in all material respects to Applicable Laws, (c) conform in all material respects to operational and maintenance guidelines and requirements suggested by applicable manufacturers, suppliers and insurance providers (taking into account the size, age, service and type of asset), and (d) are commercially reasonable based on the nature of the Mining Properties.

“Purchase Money Obligation” means, in relation to any Person, indebtedness of such Person issued, incurred or assumed to finance all or part of the cost of acquiring any assets for such Person.

“Related Party” means in respect of any Credit Party (a) a Person who alone or in combination with others holds a sufficient number of securities or an Equity Interest or has contractual rights sufficient to affect the Control of such Credit Party, (b) a Person who beneficially owns, directly or indirectly, voting securities of such Credit Party or who exercises Control or direction over voting securities of such Credit Party or a combination of both carrying more than 10% of the voting rights attached to all voting securities of such Credit Party for the time being outstanding, (c) a Director or senior officer of a Credit Party or Related Party of any Credit Party, or (d) an Affiliate of any of the foregoing.

“Release” means any material release, spill, emission, leaking, pumping, pouring, injection, escaping, deposit, disposal, discharge, leeching or migration of any element or compound in or into the indoor or outdoor environment (including the abandonment or disposal of any barrels, tanks, containers or receptacles containing any Contaminant), or in, into or out of any vessel or facility, including the movement of any substance through the air, soil, subsoil, surface, water, groundwater, rock formation or otherwise.

“Relevant Jurisdiction” means, from time to time, any jurisdiction in which a Credit Party has personal property or in which it carries on business as well as each of the jurisdictions in which real property comprising a Core Asset is located and any other jurisdiction as the Lender and Lender’s Counsel may determine is relevant.

“Reporting Jurisdictions” means (i) the United States of America and (ii) all of the jurisdictions in Canada in which the Borrower is a “reporting issuer”, including as of the date hereof, the Provinces of British Columbia, Alberta, Ontario and Nova Scotia.

“Reward Gold Mine” means the Reward gold mine as further described in Schedule “A” hereto and, for greater certainty, includes all Mining Properties comprised in or related to such mine and all personal property used in or located at such mine.

“Second Anniversary Maturity Date Fee” means an amount equal to five percent (5%) of: the principal amount of the Closing Advance less the aggregate amount of any prepayments of principal under the Facility made during the first 12 months following the Effective Date.

“Security” means, at any time, the Liens in favour of the Lender in the Collateral securing the Obligations.

“Security Agreements” means the Mortgages and the security agreements, pledge agreements and Control Agreements set out in Schedule “E” hereto, and any other security agreement, pledge agreement, Control Agreement or other Instrument by which the Lender obtains a Lien in or on any property or assets of a Credit Party (including all shares held by such Credit Party) to secure the Obligations, together with all amendments, modifications, supplements, extensions and restatements thereof in accordance with its terms.

“Security Documents” means each of the Security Agreements and any other security granted to the Lender by any Credit Party, as security for the payment and performance of the Obligations, in each case, with all modifications, supplements, amendments, extensions or restatements thereto or thereof in accordance with their respective terms, all schedules and exhibits attached thereto and all financing statements, personal property security act filings and other Instruments required to be filed or recorded or notices required to be given in order to authenticate and perfect the Liens created by the foregoing.

“Sprott Facility” means a credit agreement dated as of August 31, 2011, between the Parent, as borrower, the Borrower and Atna Resources Inc., as guarantors, and Sprott Resources Lending Partnership, as lender (as amended, supplemented, restated or otherwise modified from time to time until the date hereof).

“Stated Maturity Date” means the date which is 24 calendar months after the Effective Date.

“Structuring Fee” means the structuring fee described in Section 2.1.

“Subject Properties” means, collectively, the Mining Properties and all other Owned Properties and Leased Properties, and each individually a “Subject Property”.

“Subsidiaries” means each subsidiary of a Credit Party.

“subsidiary” means with respect to any Person (the “parent”) at any date, (i) any corporation, limited liability company, association or other business entity of which securities or other ownership interests representing more than 50% of the voting power of all Equity Interests entitled to vote in the election of the Directors thereof are, as of such date, held by the parent and/or one or more subsidiaries of the parent, (ii) any partnership, (x) the sole general partner or the managing general partner of which is the parent and/or one or more subsidiaries of the parent or (y) the only general partners of which are the parent and/or one or more subsidiaries of the parent and (iii) any other Person that is otherwise Controlled by the parent and/or one or more subsidiaries of the parent, but, in the case of the Credit Parties, shall exclude Canyon Resources (Jersey) Limited and Sand Creek Join Venture Uranium One, Partner.

“Sureties” means all sureties, present and future, as modified, renewed or increased, that are required to comply with applicable Authorizations and as required by a Governmental Entity.

“Taxes” has the meaning specified in Section 10.8(a).

“Term Accrued Interest” means all interest that would have accrued pursuant to this Agreement if the principal amount being prepaid would have been outstanding from and including the date hereof to and including the Maturity Date, less the amount of any interest paid to the Lender pursuant to this Agreement on the principal amount being prepaid prior to the Maturity Date.

“TSX” means the Toronto Stock Exchange and each successor thereto.

“TSX Rules” means the rules and policies published by the TSX, from time to time, applicable to companies with a class of securities listed for trading on the TSX, including the rules of the TSX contained in the TSX Company Manual.

“Voting Shares” means shares of capital stock of any class of any corporation carrying voting rights under all circumstances, provided that, for the purposes of such definition, shares which only carry the right to vote conditionally on the happening of any event shall not be considered Voting Shares, whether or not such event shall have occurred, nor shall any shares be deemed to cease to be Voting Shares solely by reason of a right to vote accruing to shares of another class or classes by reason of the happening of such event.

“Uniform Commercial Code” or “UCC” means the Uniform Commercial Code as in effect from time to time in the State of Nevada; provided, however, in the event that, by reason of mandatory provisions of law, any or all of the perfection or priority of the security interest in any Collateral is governed by the Uniform Commercial Code as in effect in a jurisdiction other than the State of Nevada, the term “UCC” shall mean the Uniform Commercial Code as in effect in such other jurisdiction for purposes of provisions relating to such perfection or priority and for purposes of definitions related to such provisions.

“USA Patriot Act” means the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, Public Law 107-56, as the same has been, or shall hereafter be, renewed, extended, amended or replaced.

“Waste” means ashes, garbage and refuse and includes domestic waste, industrial waste, municipal refuse or such other wastes as are designated as such under any Environmental Law.

1.2	Other Usages.

References to “this Agreement”, “the agreement”, “hereof”, “herein”, “hereto” and like references refer to this Agreement and not to any particular Article, Section, Subsection, paragraph or other subdivision of this Agreement. Any references herein to any agreements or documents shall mean such agreements or documents as amended, supplemented, restated or otherwise modified from time to time in accordance with the terms hereof and thereof.

1.3	Gender and Number.

Any reference in the Credit Documents to gender includes all genders and words importing the singular number only include the plural and vice versa.

1.4	Headings, etc.

The provision of a Table of Contents, the division of this Agreement into Articles and Sections and the insertion of headings are for convenient reference only and are not to affect the interpretation of this Agreement.

1.5	Currency.

All references in the Credit Documents to Dollars, unless otherwise specifically indicated, are expressed in the currency of the United States of America.

1.6	Meaning of certain terms any reference in this Agreement to:

(a)	a Default being “continuing” means that such Default has not been waived or remedied and an Event of Default being “continuing” means that such Event of Default has not been waived;

(b)	unless otherwise indicated, a “Credit Document” or any other agreement or instrument is a reference to that Credit Document or other agreement or instrument as amended, modified, novated, supplemented, extended or restated;

(c)	“indebtedness” includes any obligation (whether incurred as principal or as surety) for the payment or repayment of money, whether present or future, actual or contingent;

(d)	“knowledge” of any Person shall be deemed to mean such knowledge of any of the senior officers of a Credit Party after due and diligent inquiry. Each party hereto acknowledges that no personal liability shall attach to any Person as a result of a breach of any representation or warranty in this Agreement; and

(e)	“repay” (or any derivative form thereof) shall, subject to any contrary indication, be construed to include “prepay” (and, as the case may be, the corresponding derivative form thereof).

1.7	Certain Phrases, etc.

In any Credit Document (i) (x) the words “including” and “includes” mean “including (or includes) without limitation”, and does not create or denote a limitation, (y) the phrase “the aggregate of”, “the total of”, “the sum of”, or a phrase of similar meaning means “the aggregate (or total or sum), without duplication, of”, and (z) the word “asset” includes present and future properties, revenues and rights of every description, and (ii) in the computation of periods of time from a specified date to a later specified date, unless otherwise expressly stated, the word “from” means “from and including” and the words “to” and “until” each mean “to but excluding”.

1.8	Accounting Terms.

All accounting terms not specifically defined in this Agreement shall be interpreted in accordance with IFRS.

1.9	Incorporation of Schedules.

The schedules and exhibits attached to this Agreement shall, for all purposes of this Agreement, form an integral part of it.

1.10	Conflict.

The provisions of this Agreement prevail in the event of any conflict or inconsistency between its provisions and the provisions of any of the other Credit Documents.

1.11	Certificates.

Whenever the delivery of a certificate is a condition precedent to the taking of any action by the Lender or the occurrence of any event hereunder, the truth and accuracy of the facts and the diligent and good faith determination of the opinions stated in such certificate shall in each case be conditions precedent to have such action taken, and any certificate executed by any Credit Party shall be deemed to represent and warrant that the facts stated in such certificate are true and accurate in all respects.

1.12	Permitted Liens.

Any reference in this Agreement or any of the other Credit Documents to a Permitted Lien or a Lien permitted by this Agreement is not intended to subordinate or postpone, and shall not be interpreted as subordinating or postponing, or as any agreement to subordinate or postpone, any Lien created by any of the Credit Documents to any Permitted Lien or any Lien permitted hereunder.

Article 2
LOAN

2.1	Structuring Fee and Lender Warrants.

On the date hereof: (a) the Borrower shall pay to the Lender a one-time non-refundable cash structuring fee in an amount equal to two percent (2.0%) of the Closing Advance (the “Structuring Fee”) and (b) the Parent shall issue to the Lender (or as the Lender may direct) 10,000,000 warrants in the capital of the Parent (the “Lender Warrants”), with each such Lender Warrant entitling the Lender to acquire one common share in the capital of the Parent exercisable at an exercise price of CAD$0.25 and expiring three (3) years from the date of issuance, in a form and substance satisfactory to the Lender, in its sole discretion.

2.2	The Facility.

Subject to the terms and conditions hereof, the Facility shall be made available by the Lender to the Borrower by way of one advance in the amount of $22,000,000.00 which shall be advanced on the Effective Date (the “Closing Advance”).

2.3	Non Revolving.

The Facility is a non-revolving facility, and any repayment under the Facility shall not be reborrowed.

2.4	Borrowing Procedures.

Subject to the terms and conditions hereof, the Closing Advance shall be made available by way of wire transfer or other electronic funds transfer of the applicable funds into the Borrower’s Account as specified by the Borrower in the Borrowing Notice. The Closing Advance shall not be advanced if a Default has occurred and is continuing or could result from the Closing Advance or if any of the other conditions in Section 6.1 is not satisfied (unless the Lender has waived the relevant condition for the purpose of advancing the Closing Advance).

2.5	Use of Proceeds.

The Borrower shall use the proceeds from the Closing Advance, firstly, to repay all outstanding amounts under each of the Sprott Facility and the DMC Lien, and secondly, for working capital purposes.

2.6	Lender’s Loan Records.

The Lender shall maintain accounts and records evidencing the Loan and all payments received hereunder, which accounts and records shall constitute, in the absence of manifest error, prima facie evidence thereof.

Article 3
PROCEDURE AND PAYMENTS

3.1	Payments.

(a)	On the Maturity Date, the Borrower shall make a cash payment to the Lender equal to the aggregate of (i) the outstanding principal amount of the Loan (which, for greater certainty, shall include the aggregate amount of all Dewatering Advances), (ii) the First Anniversary Maturity Date Fee and (iii) if such Maturity Date occurs on or after the first anniversary of the Effective Date, the Second Anniversary Maturity Date Fee.

(b)	On each Interest Payment Date, the Borrower shall pay the Lender, in cash, the Interest Payment Amount relating to the period ending on such Interest Payment Date plus, if applicable, without duplication, any amounts owing pursuant to Section 5.1(c).

Article 4
PREPAYMENTS

4.1	Mandatory Prepayments.

The Borrower shall, and shall ensure that each Credit Party shall, prepay the Loan with the amount (each, a “Mandatory Prepayment Amount”) of all Insurance Proceeds received by or on behalf of any Credit Party, and together with the foregoing prepayment, the Borrower shall simultaneously pay to the Lender all applicable amounts referred to in Section 5.1(c), and on the day any such prepayment is made, the Loan shall be deemed repaid in an amount equal to the Mandatory Prepayment Amount.

4.2	Change of Control.

In the event that a Change of Control occurs, the Lender may, in its sole discretion, upon providing the Borrower with at least five Business Days prior written notice, require the Borrower to immediately repay the Loan in full, in which case the Borrower shall repay the Loan in full together with all applicable amounts referred to in Section 5.1(c).

4.3	Voluntary Prepayments.

(a)	The Borrower may prepay the Loan (in whole or in part) at any time on five Business Days’ prior written notice to the Lender (each, a “Prepayment Notice”), provided that any prepayment of less than all of the outstanding amount of the Loan shall be in a minimum principal amount of Five Million Dollars ($5,000,000).

(b)	The Borrower shall make such prepayment no later than five (5) Business Days following delivery of the Prepayment Notice, together with all other costs, fees, interest payments or charges then due.

(c)	Each Prepayment Notice shall be irrevocable and shall state whether the prepayment contemplated therein is for the full amount outstanding hereunder or for a part of the amount outstanding hereunder. In the event such prepayment is a partial prepayment, the Prepayment Notice shall stipulate the amount of such proposed prepayment (the “Partial Prepayment Amount”). In any case, such prepayment shall be made as follows:

(i)	if such prepayment is of the entire outstanding amount of the Loan, the Borrower shall pay to the Lender an amount in cash equal to the entire amount outstanding under the Loan; and

(ii)	if such prepayment is a partial prepayment of the outstanding amount of the Loan, the Borrower shall pay to the Lender an amount in cash equal to the Partial Prepayment Amount;

and together with any of the foregoing prepayments of the Loan under (i) or (ii) above, the Borrower shall simultaneously pay to the Lender all applicable amounts referred to under Section 5.1(c).

Article 5
PAYMENTS UNDER THIS AGREEMENT.

5.1	Payments.

(a)	The Borrower shall make any payment required to be made by it to the Lender without set-off, deduction, withholding, or counterclaim or cross-claim, by depositing the amount of cash then due (including with respect to each Interest Payment Amount) with the Lender, in each case by not later than 2:00 p.m. (Toronto time) on the date the payment is due, to an account designated by the Lender.

(b)	Unless otherwise expressly provided in this Agreement, the Lender shall make the Closing Advance and other payments to the Borrower under this Agreement by crediting or causing to be credited the Borrower’s Account specified by the Borrower in its Borrowing Notice with the amount of the payment not later than 3:00 p.m. (Toronto time) on the date the payment is to be made.

(c)	Any prepayment under this Agreement shall be made together with payment of (i) all interest and fees then due and payable, (ii) an amount equal to the Midway Accrued Interest (if such prepayment is made on or prior to the first anniversary of the Effective Date), or an amount equal to the Term Accrued Interest (if such prepayment is made at any other time), (iii) the First Anniversary Maturity Date Fee (if such prepayment is a prepayment of the Loan in full), (iv) the Second Anniversary Maturity Date Fee (if such prepayment is a prepayment of the Loan in full on or after the first anniversary of the Effective Date) and (v) any and all other amounts which may then be due and payable under any other provision hereof.

(d)	The Lender and the Borrower acknowledge and agree that the payment of all amounts and costs payable hereunder and any further consideration to the Lender is a fair payment based on the business terms of this transaction. Notwithstanding the foregoing, if any provision of this Agreement or any agreement related hereto (including any other Credit Document) would obligate any Credit Party to make any payment of interest or other amount payable to the Lender in an amount or calculated at a rate which would be illegal under Applicable Laws, or would result in a receipt by the Lender of interest at a criminal rate (as such terms are interpreted under the Criminal Code (Canada)) then, notwithstanding such provision, such amount or rate shall be adjusted to the maximum amount or rate of interest, as the case may be, as would not be so prohibited by Applicable Laws or so result in a receipt by the Lender of interest at a criminal rate, such adjustment to be effected, to the extent necessary, as follows: (1) firstly, by reducing the amount or rate of interest required to be paid to the Lender and (2) thereafter, by reducing any fees, commissions, premiums and other amounts required to be paid to the Lender which would constitute "interest" for purposes of Section 347 of the Criminal Code (Canada).

(e)	Whenever any payment or delivery to be made hereunder shall be stated to be due on a day that is not a Business Day, the payment shall be made on the immediately preceding Business Day.

(f)	Any amount under the Facility prepaid hereunder may not be reborrowed.

5.2	Computations of Interest and Fees.

(a)	All computations of interest and fees shall be made by the Lender on the basis of a year of 360 days taking into account the actual number of days (including the first day and the last day) occurring in the period for which the fees are payable.

(b)	For purposes of the Interest Act (Canada), (i) whenever any interest or fee under this Agreement is calculated using a rate based on a year of 360 days, the rate determined pursuant to such calculation, when expressed as an annual rate, is equivalent to (x) the applicable rate based on a year of 360 days, (y) multiplied by the actual number of days in the calendar year in which the period for which such interest or fee is payable (or compounded) ends, and (z) divided by 360, (ii) the principle of deemed reinvestment of interest does not apply to any interest calculation under this Agreement, and (iii) the rates of interest stipulated in this Agreement are intended to be nominal rates and not effective rates or yields.

Article 6
CONDITIONS OF LENDING

6.1	Conditions Precedent to the Closing Advance.

(a)	The obligation of the Lender to make the Closing Advance hereunder is subject to the following conditions precedent being satisfied, fulfilled or otherwise met to the satisfaction of the Lender at the time the Closing Advance is requested and made:

(i)	the Closing Advance shall be in the amount of $22,000,000 and shall be made on the Effective Date;

(ii)	the representations and warranties made by the Credit Parties in the Credit Documents or which are contained in any certificate furnished at any time under or in connection herewith, or therewith, shall be true and correct as at the Effective Date;

(iii)	no Default or Event of Default shall have occurred or be continuing as of the Effective Date or after advance of the Closing Advance and the Lender shall have received a certificate of a senior financial officer of the Parent and of the Borrower so certifying to the Lender;

(iv)	the Closing Advance shall not violate any Applicable Law;

(v)	except as disclosed in Schedule “F”, there shall not exist any litigation, investigation, bankruptcy or insolvency, injunction, order or claim affecting or relating to any Credit Party or any of its Subsidiaries, or any Mining Property, which has, had, or could reasonably be expected to have, a Material Adverse Effect, or which could reasonably be expected to affect the legality, validity or enforceability of this Agreement or any other Credit Document;

(vi)	no Material Adverse Effect shall have occurred and the Lender has not become aware of any facts which, in the Lender’s opinion, could have a Material Adverse Effect;

(vii)	contemporaneous arrangements shall have been made by the Borrower for the termination and repayment in full of the Sprott Facility as well as the release and discharge of all associated Liens;

(viii)	contemporaneous arrangements shall have been made by the Borrower for the repayment in full of the DMC Lien as well as the release and discharge of all associated Liens;

(ix)	all fees (including the Structuring Fee) and all other costs and expenses and other amounts then payable under any of the Credit Documents have been paid in full and the Lender Warrants shall have been issued to the Lender;

(x)	all conditions set forth in Section 2.4, Section 2.5 and this Section 6.1 shall have been, and shall remain, satisfied to the satisfaction of the Lender in its sole discretion (and the Borrower’s delivery of a Borrowing Notice shall constitute the Parent’s and the Borrower’s representation and warranty that all such conditions precedent have been, and remain, satisfied);

(xi)	receipt by the Lender of the following documents, each in full force and effect, and in form and substance satisfactory to the Lender:

(A)	a Borrowing Notice;

(B)	an irrevocable direction to pay with respect to the Closing Advance which shall include a direction from the Borrower directing the Lender to pay to (i) Sprott Resources Lending Partnership all amounts due and payable under the Sprott Facility and (ii) DMC Mining Services Corporation all amounts due and payable under the DMC Lien;

(C)	an executed copy of a payout letter in respect of each of the Sprott Facility and the DMC Lien;

(D)	all data, reports, maps, surveys, financial statements, Instruments and other information requested by the Lender for its due diligence, including searches of all Lien filings, registrations and records deemed necessary by the Lender, and copies of any documents, filings and Instruments on file in such jurisdictions, shall have been provided, and the Lender shall have completed its technical, legal, financial, permitting, environmental and other due diligence investigation of the Credit Parties and the Mining Properties in scope, and with results, satisfactory to the Lender;

(E)	executed copies of the Credit Documents, including this Agreement and the Security Documents;

(F)	UCC and PPSA financing statements and other filings and recordations (other than fixture filings or recordation of the Mortgages), in proper form for filing in all Relevant Jurisdictions in order to perfect and protect the Liens created under the Security Documents with the Agreed Priority and each such UCC and PPSA financing statement and other filing or recordation shall be duly filed before the Effective Date;

(G)	satisfactory evidence that all other actions, recordings and filings of or with respect to the Security Documents (including the recordation and filing of the Mortgages and the filing of UCC fixture filings) have been made or taken in all Relevant Jurisdictions in order to perfect and protect the Liens created under the Security Documents with the Agreed Priority;

(H)	all releases, discharges, postponements, subordination agreements, waivers and confirmations covering Liens affecting any of the Collateral which are not either Permitted Liens or burdens on production permitted under Section 8.2(n), if any (in registrable form where appropriate) as may be required by the Lender;

(I)	certificates representing the Equity Interests and Instruments pledged pursuant to the Security Documents together with duly executed stock transfer powers;

(J)	certified copies of all Material Contracts required by the Lender;

(K)	delivery of a solvency certificate from the chief financial officers of the Parent and the Borrower in the form of Exhibit “C”, certifying that none of the Credit Parties (i) is legally prohibited or restricted from entering into and performing its Obligations under the Credit Documents to which it is a party, (ii) is unable to pay its debts as they become due in the ordinary course of business, (iii) will be rendered insolvent by virtue of the Closing Advance, or (iv) has incurred Debt which cannot be satisfied on a timely basis;

(L)	delivery of a certificate of an officer of the Borrower certifying that all necessary Authorizations relating to the development, mining and operation of each of the Mining Properties have been obtained and none have been rescinded, cancelled or otherwise terminated in any respect, other than in the ordinary course of business;

(M)	certificates of status or other similar type of evidence for the Borrower and each of the Original Guarantors from all Relevant Jurisdictions;

(N)	certified copies of the Constating Documents of the Borrower and each of the Original Guarantors;

(O)	a certified copy of the Directors’ resolutions of the Borrower and each of the Original Guarantors with respect to the authorization, execution and delivery of the Credit Documents, to which each is a party, being delivered in connection herewith;

(P)	a certificate of an officer of the Borrower and the each of the Original Guarantors certifying the names and the true signatures of the officers authorized to sign the Credit Documents;

(Q)	opinions of the counsel to the Borrower and each of the Original Guarantors relating to, among other things, the subsistence of the Borrower and the Original Guarantors, the due authorization, execution, delivery and enforceability of the Credit Documents, the creation, perfection and registration of the Liens under the Security Documents, and opinions as to the title of the applicable Original Guarantors to the Mining Properties;

(R)	delivery of evidence that (i) the Lender is second loss payee and additional insured under the insurance policies and (ii) such insurance policies are in compliance with Section 8.1(o);

(S)	an executed copy of the Pinson Mine ROFR Consent; and

(T)	such other documents, certificates, opinions and agreements which the Lender may reasonably request;

(xii)	all Authorizations required in connection with the execution, delivery and performance of this Agreement and the other Credit Documents shall have been obtained and remain in effect, including all approvals, consents and authorizations as may be required from any lessor of the Mining Properties and the TSX in connection with the issue of the Lender Warrants and the issuance of the Common Shares issuable upon the exercise of the Lender Warrants (including confirmation that the TSX has approved the listing of the Common Shares issuable upon the exercise of the Lender Warrants, subject only to satisfaction of customary conditions);

(xiii)	any and all consents, approvals and Authorizations of the shareholders of the Borrower, the Original Guarantors and/or other Persons, required in connection with the execution, delivery and performance of the Obligations under the Credit Documents;

6.2	Waiver.

The conditions in Section 6.1 are inserted for the sole benefit of the Lender and may be waived by the Lender, in whole or in part, with or without conditions, as the Lender may determine in its sole and absolute discretion.

Article 7
REPRESENTATIONS AND WARRANTIES

7.1	Representations and Warranties.

Each of the Credit Parties, for itself and on behalf of each of its Subsidiaries, hereby represents and warrants to the Lender, acknowledging and confirming that the Lender is relying on such representations and warranties without independent inquiry in entering into this Agreement and advancing the Closing Advance that:

(a)	Incorporation and Qualification. Each of the Credit Parties and each of their respective Subsidiaries is a corporation duly incorporated, organized and validly existing under the Applicable Laws of its jurisdiction of incorporation as set forth in Schedule “7.1(a)” . Each of the Credit Parties and each of their respective Subsidiaries is qualified, licensed or registered to carry on business under the Applicable Laws in all jurisdictions in which such qualification, licensing or registration is necessary.

(b)	Corporate Power. Each of the Credit Parties and each of their respective Subsidiaries has all requisite corporate power and authority to (i) own, lease and operate its properties and assets (including the Mining Properties) and to carry on its business as now being conducted by it, and (ii) enter into and perform its Obligations under the Credit Documents to which it is a party.

(c)	Conflict with Other Instruments. The execution and delivery by each of the Credit Parties and the performance of their obligations under, and compliance with the terms, conditions and provisions of, the Credit Documents to which they are a party, and the issuance of the Lender Warrants, will not (i) conflict with or result in a breach of any of the terms or conditions of (w) their Constating Documents, (x) any Applicable Law, (y) any Instrument or contractual restriction binding on or affecting them or their properties, or (z) any judgment, injunction, determination or award which is binding on them, or (ii) result in, require or permit (x) the imposition of any Lien in, on or with respect to any of their assets or properties (except in favour of the Lender), (y) the acceleration or the maturity of any Debt binding on or affecting any Credit Party or (z) any third party to terminate or acquire rights under any Material Contract.

(d)	Corporate Action, Governmental Approvals, etc. The execution and delivery of each of the Credit Documents by each Credit Party and the performance by each Credit Party of its Obligations under the Credit Documents, including the issue, sale, delivery and listing on the TSX of the Common Shares to be issued upon the exercise of the Lender Warrants, have been duly authorized by all necessary corporate action including, without limitation, the obtaining of all necessary shareholder consents. No authorization, consent, approval, registration, qualification, designation, declaration or filing with any Governmental Entity or other Person is or was necessary in connection with the execution, delivery and performance of the Obligations under the Credit Documents, including the issue, sale, delivery and listing on the TSX of the Common Shares to be issued upon the exercise of the Lender Warrants, except as are in full force and effect, unamended, at the date of this Agreement.

(e)	Execution and Binding Obligation. This Agreement and the other Credit Documents have been duly executed and delivered by each of the Credit Parties which is a party thereto and constitute legal, valid and binding Obligations of such Credit Party enforceable against it in accordance with their respective terms, subject only to any limitation under Applicable Laws relating to (i) bankruptcy, insolvency, arrangement or creditors’ rights generally and (ii) the discretion that a court may exercise in the granting of equitable remedies.

(f)	No Default. No Default has occurred which is continuing or could result from the Closing Advance.

(g)	All Authorizations Obtained and Registrations Made. The Security Documents are effective to create in favour of the Lender, valid Liens with the Agreed Priority in the Collateral and the proceeds thereof enforceable against third parties and any trustee in bankruptcy and/or any other similar official. All Authorizations and registrations necessary to permit each Credit Party to (i) execute, deliver and perform each Credit Document to which it is a party, (ii) create valid Liens enforceable against third parties and any trustee in bankruptcy and/or any other similar official in the Collateral with the Agreed Priority and the proceeds thereof, (iii) consummate the transactions contemplated by the Credit Documents, (iv) own its undertaking, property and assets and (v) carry on its business (including Authorizations and registrations necessary to permit the Credit Parties to carry on the Business), have been obtained or effected and are in full force and effect. Each Credit Party and its respective Subsidiaries is in compliance with the requirements of all such Authorizations and registrations and there are no investigations or proceedings existing, pending or, to the knowledge of any of the Credit Parties, threatened which could result in the revocation, cancellation, suspension or any adverse modification of any of such Authorizations or registrations.

(h)	Compliance with Contracts. Except as set out in Schedule “G”, the Credit Parties are in compliance with, and have at all times complied with, each of the contractual obligations (including those under each Material Contract) owing by each of them to its customers, suppliers and other Persons. No contract or other Instrument to which a Credit Party is a party is in default nor has any counterparty thereto claimed or asserted a default or breach thereof.

(i)	Material Contracts. Each Material Contract has been duly executed and delivered by each Credit Party and each other Person party thereto and constitutes a legal, valid and binding obligation of such Credit Party and the counterparty thereto enforceable against it in accordance with its respective terms, subject only to any limitation under Applicable Law relating to (i) bankruptcy, insolvency, arrangement or creditors’ rights generally and (ii) the discretion that a court may exercise in the granting of equitable remedies. Each Material Contract is in full force and effect and except as set out in Schedule “G”, no default on the part of any party thereto has occurred thereunder. All Authorizations necessary to permit each party to perform its obligations under each Material Contract and consummate the transactions contemplated thereby are and will continue to be in full force and effect and there are no investigations or proceedings existing, pending or threatened which could result in the revocation, cancellation, suspension or adverse modification of any such Authorization.

(j)	Ownership and Use of Property.

(i)	Schedule “7.1(j)(i)” accurately and completely sets forth and describes all real property owned, leased, held or controlled by the Credit Parties, including all fee interests, licenses and other tenements, leases, mining leases, mineral rights, water rights and other real property interests held by any of the Credit Parties.

(ii)	With respect to the real property interests listed in Schedule “7.1(j)(i)”: (A) the Credit Party indicated as such on such Schedule owns, has exclusive rights to, or is in possession thereof, as applicable, free and clear of all Liens, claims, encumbrances or other burdens on production, other than Permitted Liens and any burdens on production permitted under Section 8.2(m), and (B) except as set out in Schedule “F”, there are no actions or administrative or other proceedings pending or, to any Credit Party’s knowledge, threatened in writing against those interests.

(iii)	Each Credit Party and each Subsidiary thereof, has good and marketable title to its owned real property and has valid and effective rights to its leased property, free and clear of all Liens, except for Permitted Liens.

(iv)	All Taxes, charges, rates, levies and assessments that, if unpaid, would create a Lien or charge on any Mining Property or any portion thereof, have been paid in full and will be paid in full.

(v)	Except as set out in Schedule “G”, all contractors, subcontractors, agents and other Persons providing services, materials or labour on or for the benefit of any Mining Property have been paid in a timely manner for all work performed or services, goods or labour provided on or with respect thereto, except where such payments are subject to a bona fide dispute, which is being diligently pursued by a Credit Party pursuant to appropriate procedures.

(k)	Ownership of Subject Properties. None of the Borrower or any of the other Credit Parties (i) owns any real property other than the Owned Properties, (ii) is bound by any agreement to own or lease any real property other than the Leases or (iii) has leased any of its Owned Properties except as set out in Schedule “7.1(k)” .

(l)	Leased Properties. Each Lease is in good standing and all amounts owing under each Lease have been paid by each Credit Party, as applicable.

(m)	Work Orders. Except as set out in Schedule “F”, there are no outstanding work orders, enforcement orders, compliance orders or other similar notices or requirements by or from a Governmental Entity relating to any of the Subject Properties, nor do any of the Credit Parties have notice of any possible impending or future work order, enforcement order, compliance order or other similar notice or requirement.

(n)	Expropriation. No part of any of the Subject Properties or the Buildings and Fixtures located on the Subject Properties has been subject to an Expropriation Event, no written notice or proceeding in respect of an Expropriation Event has been given or commenced, nor is any Credit Party aware of any intent or proposal to give any such notice or commence any proceedings.

(o)	Encroachments. The Buildings and Fixtures located at each of the Subject Properties are located entirely within such Subject Property and are in conformity with all Applicable Laws, including zoning, building, and set-back codes and coverage requirements. There are no encroachments upon any of the Subject Properties.

(p)	Compliance with Laws. Each Credit Party and its respective Subsidiaries is in compliance in all material respects with all Applicable Laws. Each of the Subject Properties has been used, explored and operated by the Credit Parties in compliance in all respects with all Applicable Laws. These include, but are not limited to, license fee payments, annual reporting requirements (exploration, safety and environmental), annual plan filing requirements (exploration and environmental), the establishment and maintenance of an environmental reclamation fund, and meeting minimum expenditure requirements.

(q)	No Default. None of the Credit Parties or its respective Subsidiaries is in violation of any of its Constating Documents or any shareholders’, partnership, joint venture or similar agreement applicable to it.

(r)	No Material Adverse Agreements. None of the Credit Parties or its respective Subsidiaries is a party to any agreement or Instrument or subject to any restriction (including any restriction set forth in its Constating Documents or any shareholders’, partnership, joint venture or similar agreement applicable to it) which has, had or to the best of its knowledge in the future may have, a Material Adverse Effect.

(s)	Environmental Compliance.

(i)	Except as set out in Schedule “F”, the Mining Properties have been owned, developed, operated, leased, reclaimed and utilized, as applicable, in compliance in all material respects with all Applicable Laws, including Environmental Laws.

(ii)	Except as set out in Schedule “F”, there are no outstanding or pending consent decrees, clean-up orders, mitigation orders, compliance orders, remediation orders or other orders, decrees, judgments or other administrative or judicial requirements outstanding under any Environmental Law with respect to any Mining Property.

(iii)	Except as set out in Schedule “F”, no Credit Party nor any Subsidiary thereof has received any written or actual notice of any violation, alleged violation, non-compliance, investigation, liability or potential liability or request for information, with respect to Environmental Law, Hazardous Material or other environmental matter with regard to any Mining Property, nor does any Credit Party have knowledge or reason to believe that any such notice will be received or is being threatened.

(iv)	Except as set out in Schedule “F”, with respect to the Mining Properties, there have been no past, and there are no pending or threatened, lawsuits, claims, complaints, injunctions, or any other governmental or judicial actions or proceedings with respect to any alleged violation of any Applicable Laws, including Environmental Laws, or any Release or alleged Release of any Hazardous Material.

(t)	Pension Plans. None of the Credit Parties or any of their respective Subsidiaries maintains any Pension Plan or has any liability or threatened liability under or pursuant to a Pension Plan.

(u)	Labour Matters. There are no existing or threatened strikes, lock-outs or other disputes relating to any collective bargaining agreement to which any Credit Party is a party. No Credit Party is subject to, or party to, a collective bargaining agreement with respect to any employees.

(v)	Books and Records. All books and records of the Credit Parties have been fully, properly and accurately kept and completed and there are no material inaccuracies or discrepancies of any kind contained or reflected therein. Each of the Credit Parties’ books and records and other data and information are available to it in the ordinary course of its business.

(w)	Tax Liability. Each of the Credit Parties has filed all tax and information returns which are required to be filed. Each of the Credit Parties has paid all current Taxes due, interest and penalties, if any, which have become due pursuant to such returns or pursuant to any assessment received by it other than those in respect of which liability based on such returns is being contested in good faith and by appropriate proceedings where adequate reserves, satisfactory to the Lender, have been established in accordance with IFRS. Adequate provision for payment has been made for Taxes not yet due. There are no material tax disputes existing or pending involving any of the Credit Parties or the Business.

(x)	Corporate Structure. At the date of this Agreement:

(i)	Schedule “7.1(x)(i)” shows, for each Credit Party, its name, its type of organization, its organizational identification number, if any, its authorized and issued Equity Interests, and (other than in relation to the Parent) the holders of its Equity Interests, and all agreements binding on such holders with respect to their Equity Interests.

(ii)	Except as disclosed on Schedule “7.1(x)(i)”, none of the Credit Parties own any Equity Interests.

(iii)	Except as disclosed on Schedule “7.1(x)(i)”, in the five years preceding the Effective Date, none of the Credit Parties has acquired any substantial assets from any other Person or been party to any merger, amalgamation, reorganization, combination or similar transaction.

(iv)	Each Credit Party has good title to all Equity Interests in each Subsidiary of such Credit Party, and all such Equity Interests are duly issued, fully paid and non-assessable.

(v)	There are no outstanding warrants, options or other agreements which require or may require the issuance of any Equity Interests of any of the Credit Parties (other than the Parent) or the issuance of any Debt or securities convertible into Equity Interests of any of the Credit Parties (other than the Parent) and there are no outstanding debt or securities convertible into Equity Interests of any of the Credit Parties (other than the Parent).

(vi)	Except as disclosed on Schedule “7.1(x)(i)”, none of the Credit Parties are, directly or indirectly, a member of, or a partner or participant in, any partnership, joint venture or syndicate.

(y)	Shareholders’ Agreement, etc. Each of the Credit Parties is a corporation. Except as disclosed on Schedule “7.1(y)”, none of the shareholders of the Credit Parties are party to any shareholders’, voting or other agreement relating to shares of any of the Credit Parties owned by such shareholder.

(z)	Financial Statements. The December 31, 2012 annual audited consolidated financial statements of the Parent, copies of which have been furnished to the Lender prior to the date hereof, fairly present the consolidated financial position of the Parent and its Subsidiaries at such date and the consolidated results of the operations and changes in financial position of the Parent and its Subsidiaries for such period, all in accordance with IFRS.

(aa)	Debt. No Credit Party has any Debt except Permitted Debt. There exists no default (howsoever described) under the provisions of any Instrument evidencing such Debt or of any agreement relating thereto.

(bb)	Insurance. The Credit Parties maintain insurance of types and in amounts which are customarily maintained by other companies applying Prudent Mining Industry Practices, and the Credit Parties otherwise have and maintain insurance for each of its respective businesses and the Mining Properties in compliance with Section 8.1(o).

(cc)	No Litigation. Except as set out in Schedule “F”, there are no actions, suits or proceedings pending, taken or, to the knowledge of any of the Credit Parties, threatened before or by any Governmental Entity or by or against any elected or appointed public official or Person in any jurisdiction which (i) challenges, or threatens, the validity or propriety of the transactions contemplated under the Credit Documents or the documents, Instruments and agreements executed or delivered in connection therewith or related thereto, (ii) alleges the violation of any Applicable Law, (iii) involves any Material Contract, (iv) challenges or threatens the validity of all or any portion of any of the Subject Properties or any Credit Party’s legal interest or claim thereto, or (v) could reasonably be expected to result, either in any case or in the aggregate, in a Material Adverse Effect.

(dd)	Schedule Disclosure. At the date of this Agreement:

(i)	Schedule “7.1(dd)” is a list of all jurisdictions (or registration districts within such jurisdictions) in which each Credit Party (i) has its chief executive office, head office, registered office and chief place of business, (ii) carries on business, (iii) has any account debtors, or (iv) stores any tangible personal property (except for goods in transit in the ordinary course of business).

(ii)	Schedule “7.1(dd)” is a list of all Authorizations which are material or necessary to any of the Credit Parties, the Business or the ownership, management and operation of any of the Mining Properties.

(iii)	There are no trademarks, trade names, copyrights or patents which are material or necessary to any the Credit Parties or the Business.

(iv)	Schedule “7.1(dd)” contains a list of all agreements, contracts or similar Instruments to which a Credit Party is a party or to which any of their property or assets could be subject, for which breach, non-performance, cancellation or failure to renew could have a Material Adverse Effect.

(v)	There are no labour agreements to which a Credit Party is a party.

(vi)	Schedule “7.1(dd)” shows the details of all bank accounts of each of the Credit Parties and identifies which of those bank accounts are to be made subject to a Control Agreement.

(vii)	Schedule “7.1(dd)” shows a list of all consulting agreements which a Credit Party is a party to as of the Effective Date.

(ee)	Insolvency. No Credit Party nor any of its Subsidiaries has:

(i)	except as disclosed in Schedule “G”, not generally paid its Debts as they become due;

(ii)	admitted its inability to pay its Debts generally;

(iii)	made a general assignment for the benefit of creditors;

(iv)	committed an act of bankruptcy (within the meaning of the Bankruptcy and Insolvency Act (Canada) or any similar legislation or Applicable Law including the Bankruptcy Code of the United States);

(v)	instituted any proceedings, or had instituted any proceedings against it (x) seeking to adjudicate it a bankrupt or insolvent or (y) seeking liquidation, winding-up, reorganization, compromise, arrangement, adjustment, protection, relief or composition of it or of its Debts under any Applicable Law relating to bankruptcy, insolvency or reorganization or relief of debtors or other similar matters or (z) seeking the appointment of a receiver, manager, receiver and manager, trustee, monitor, custodian or other similar official for it or for any part of its undertaking, property or assets; or

(vi)	taken any action to authorize any of the actions set forth above in this Section 7.1(ee).

(ff)	No Liabilities. Except as reflected or reserved against in the Parent’s audited, consolidated balance sheet and financial statements for the Financial Year ending December 31, 2012 and the Parent’s unaudited consolidated balance sheet and financial statements for the quarter ended September 30, 2013, none of the Credit Parties or any of their respective Subsidiaries has liabilities or obligations of any nature (whether absolute, accrued, contingent or otherwise) except for current liabilities incurred in the ordinary course since September 30, 2013.

(gg)	Broker’s Fees. No broker’s or finder’s fee or commissions will be payable by reason of any action of any of the Credit Parties with respect to any of the transactions contemplated by the Credit Documents.

(hh)	Counter-Terrorism Regulations and Anti-Money Laundering. Each of the Credit Parties (A) is and shall remain in compliance with, and (B) has not and shall not engage in or conspire to engage in any transaction that evades or avoids, or has the purpose of evading or avoiding, or attempts to violate, any of the prohibitions in, all applicable economic sanctions laws and all applicable anti-money laundering and counter-terrorism financing laws, including, as applicable, the provisions of Anti-Terrorism Laws, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the Corruption of Foreign Public Officials Act (Canada), the Criminal Code (Canada), the United Nations Act (Canada), the Trading with the Enemy Act, the United States Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder and each of the foreign assets control regulations of the United States Treasury Department (31 CFR, Subtitle B Chapter V, as amended) and any other enabling legislation or executive order relating thereto, the USA Patriot Act and other Applicable Laws relating to “know your customer” and anti-money laundering rules and regulation which apply to it. None of the Credit Parties is (i) a Person designated by any Governmental Entity as being on any list set out in the United Nations, Al-Qaida and Taliban Regulations, the Regulations Implementing the United Nations Resolutions on the Suppression of Terrorism or the Criminal Code (collectively, the “Terrorist Lists”) with which a Person cannot deal with or otherwise engage in business transactions, (ii) a Person who is otherwise the target of the sanctions of any Governmental Entity or (iii) controlled by (including without limitation by virtue of such Person being a Director or owning voting shares or interests), or acts, directly or indirectly, for or on behalf of, any person or entity on any Terrorist List or a foreign government that is the target of economic sanctions of any Governmental Entity such that the entry into, or performance under, this Agreement or any other Credit Document would be prohibited under Applicable Law. No part of the proceeds of the Closing Advance will be used directly or indirectly for any payments to any government official or employee, political party, official of a political party, candidate for political office, or anyone else acting in an official capacity, in order to obtain, retain or direct business or obtain any improper advantage, in violation of any Applicable Law.

(ii)	Executive Order No. 13224. No Credit Party or any Affiliate thereof, or their respective agents acting or benefiting in any capacity in connection with the Loan or other transactions hereunder:

(i)	is any of the following (each a “Blocked Person”):

(A)	a Person that is listed in the annex to, or is otherwise subject to the provisions of, Executive Order No. 13224;

(B)	a Person owned or controlled by, or acting for or on behalf of, any Person that is listed in the annex to, or is otherwise subject to the provisions of, Executive Order No. 13224;

(C)	a Person or entity with which Lender is prohibited from dealing or otherwise engaging in any transaction by any Anti-Terrorism Law;

(D)	a Person or entity that commits, threatens or conspires to commit or supports “terrorism” as defined in Executive Order No. 13224;

(E)	a Person or entity that is named as a “specially designated national” on the most current list published by the U.S. Treasury Department Office of Foreign Asset Control at its official website or any replacement website or other replacement official publication of such list; or

(F)	a person or entity who is affiliated or associated with a person or entity listed above;

(ii)	conducts any business or engages in making or receiving any contribution of funds, goods or services to or for the benefit of any Blocked Person, or deals in, or otherwise engages in any transaction relating to, any property or interests in property blocked pursuant to Executive Order No. 13224; or

(iii)	are a “Special Designated National” or “Blocked Person” as those terms are defined in the Office of Foreign Asset Control Regulations (31 C.F.R. § 500 et. seq.).

(jj)	Applicable Securities Legislation. The Parent is in compliance with all Applicable Securities Legislation.

(kk)	Affiliate Transactions. The Credit Parties are not conducting, permitting or suffering to be conducted, any transaction with any Affiliate.

(ll)	Operation of Mining Properties. The Credit Parties have heretofore made available to the Lender all feasibility studies and geological, reserve, resource, metallurgical, engineering and financial data and evaluations of each Mining Property prepared by, or for the benefit of, any Credit Party or otherwise in the possession of any Credit Party. The Credit Parties are not aware of any inaccuracy or omission in such information which has not been disclosed to the Lender in writing.

(mm)	Project Permits. The Credit Parties possess all material Authorizations (including all water rights and related permits) of Governmental Entities which are necessary to develop, mine and operate the Mining Properties as and to the extent that they are currently being operated by the Credit Parties, and to undertake and conduct the business of the Credit Parties or any Subsidiary thereof as it is currently being conducted. Each Authorization held by any of the Credit Parties as at the date hereof is identified in Schedule “7.1(mm)” hereto (collectively, the “Project Permits”) and each Credit Party owns and holds each Project Permit set out opposite its name in Schedule “7.1(mm)”. The Credit Parties have obtained and hold all Project Permits necessary to conduct mining operations as and to the extent that they are currently being operated by the Credit Parties at each of the Mining Properties and, except as disclosed the Lender, all such Project Permits are in full force and effect in accordance with their terms, free of default.

(nn)	Sufficiency of Mining Properties.

(i)	The Credit Parties hold Mining Properties recognized in the jurisdiction in which such particular property is located, in respect of the ore bodies, minerals and metals located in each of the Core Assets under valid, subsisting and enforceable title documents or other recognized and enforceable agreements or Instruments, sufficient to permit such Credit Party to explore, mine, extract and process the minerals, ore and metals relating thereto as contemplated by the feasibility studies referred to in Section 7.1(ll);

(ii)	All of the Credit Parties’ Mining Properties are listed on Schedule “D”, and all such Mining Properties are in good standing on the date hereof; and

(iii)	The Credit Parties have no reason or reasonable ground for believing that they will not be able to obtain or maintain any Mining Property, the Project Permits or any other right necessary for exploration, development or extraction on the properties to which the Mining Properties apply and for maintaining the operation of the Core Assets, either pursuant to the applications made as of the date hereof to the appropriate Governmental Entities or pursuant to any other future application or agreement required for exploration, development or extraction on the properties to which the Mining Properties apply and for maintaining the operation of the Core Assets.

(oo)	Federal Regulations. No part of the proceeds of the Loan will be used for "purchasing" or "carrying" any "margin stock" within the respective meanings of each of the quoted terms under Regulation U as now and from time to time hereafter in effect or for any purpose that violates the provisions of Regulation U. If requested by the Lender, the Borrower will furnish to the Lender a statement to the foregoing effect in conformity with the requirements of FR Form G-3 or FR Form U-1 referred to in Regulation U.

(pp)	Investment Company Act; Other Regulations. No Credit Party is an "investment company", or a company "controlled" by an "investment company", within the meaning of the Investment Company Act of 1940, as amended. No Credit Party is subject to regulation under any Applicable Law (other than Regulation X of the Board) that limits its ability to incur Debt.

(qq)	Inactive Subsidiaries. No Inactive Subsidiary has assets that are material to the Business.

(rr)	Disclosure. All forecasts, projections and other information supplied to the Lender were prepared in good faith and adequately disclose all relevant assumptions, are true and accurate in all respects, and were based on fair assumptions. There is no fact known to any Credit Party which could have a Material Adverse Effect and which has not been fully disclosed to the Lender. None of the representations or warranties made by the Credit Parties in the Credit Documents as of the date such representations and warranties are made or deemed made, and none of the statements contained in any written exhibit, report, statement or certificate furnished by or on behalf of the Credit Parties in connection with the Credit Documents, contains any untrue statement of a material fact or omits any material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they are made, not misleading as of the time when made or delivered.

(ss)	Authorization re Issuance of Lender Warrants. The Parent has taken all the corporate steps necessary to duly authorize all matters in connection with the issuance of the Lender Warrants as contemplated herein and for that reason has the power and authority to create, issue and deliver the Lender Warrants in favour of the Lender as provided for herein. The Parent has complied, and will comply, with all Applicable Securities Legislation in the course of its affairs and particularly in connection with the authorization and issuance of the Lender Warrants.

(tt)	Securities Representations.

(i)	the Parent is a reporting issuer under Applicable Securities Legislation in at least one of the Reporting Jurisdictions and its Common Shares are listed for trading on the TSX;

(ii)	the Parent has complied and will comply with all Applicable Laws and regulations, including Applicable Securities Legislation, including the TSX Rules in connection with the issuance of the Lender Warrants;

(iii)	No order or ruling suspending the sale or ceasing the trading in any securities of the Parent has been issued (and has not been revoked or otherwise expired) by any securities regulatory authority or, to the best knowledge of the Credit Parties, is pending, contemplated or threatened by any securities regulatory authority.

(iv)	the Parent is not in default of any Applicable Securities Legislation or the TSX Rules nor is it included in a list of defaulting reporting issuers maintained by any securities commissions where the Parent is a reporting issuer or other securities regulatory authorities in the provinces and territories of Canada;

(v)	no order ceasing, halting or suspending trading nor prohibiting the sale of Common Shares has been issued to and is outstanding against the Parent or its Directors, officers or promoters and, to the best of the Parent’s knowledge, no investigation or proceedings for such purposes are pending or threatened;

(vi)	the Parent has complied in all material respects with all of the requirements of National Instrument 43-101, including without limitation, with respect to the preparation and filing of any technical reports;

(vii)	upon delivery, the Lender Warrants are duly and validly created, authorized and issued. The Common Shares to be issued to the Lender upon the exercise of the Lender Warrants are and will be duly and validly authorized and reserved for issuance to the Lender, and upon the exercise of the Lender Warrants, such Common Shares will be duly authorized, validly issued as fully paid and non-assessable shares in the capital of the Parent, and the Lender will be the legal and registered owner of such Common Shares and will have good title thereto free and clear of all Liens arising by, through or under the Parent or its Subsidiaries. The Lender Warrants and Common Shares have been or will be, as applicable, offered, issued, sold and delivered to the Lender in compliance with all Applicable Securities Legislation; and

(viii)	the first trade of the Lender Warrants or the Common Shares acquired upon the exercise thereof by the holder thereof will be exempt from the prospectus requirements of the Applicable Securities Legislation provided that:

(A)	the Parent is and has been a reporting issuer in a jurisdiction of Canada for at least four months immediately preceding the date of such trade;

(B)	at least four months have elapsed from the distribution date (as defined in National Instrument 45-102) of the Lender Warrants;

(C)	certificates representing the Lender Warrants issued on or within four months after the Effective Date, were issued with a legend stating the prescribed restricted period in accordance with Section 2.5 of National Instrument 45-102;

(D)	such trade is not a control distribution as defined in National Instrument 45-102;

(E)	no unusual effort is made to prepare the market or to create a demand for the securities that are the subject of the trade;

(F)	no extraordinary commission or consideration is paid to a Person in respect of such trade; and

(G)	if the selling security holder is an insider or officer of the Parent, the selling security holder has no reasonable grounds to believe that the Parent is in default of any Applicable Securities Legislation.

(uu)	Questionable Payments. None of the Credit Parties, nor, to the knowledge of the Credit Parties, any Director, officer, agent, employee or other person associated with or acting on behalf of the Credit Parties, or any subsidiary or any Credit Party has (i) used any corporate or entity funds for any unlawful contribution, gift, entertainment, or other unlawful expense relating to political activity; (ii) made any direct or indirect unlawful payment to any foreign or domestic government official or employee from corporate or entity funds; (iii) violated or is in violation of any provision of the Foreign Corrupt Practices Act of 1977, as amended, or any similar law in the United States of America or any other country having jurisdiction; or (iv) made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment.

7.2	Survival of Representations and Warranties.

The representations and warranties in this Agreement and in any certificates or documents delivered to the Lender in connection therewith shall not merge in or be prejudiced by, and shall survive the Closing Advance and shall continue in full force and effect so long as any amount is owing by the Borrower to the Lender under this Agreement.

Article 8
COVENANTS OF THE BORROWER

8.1	Affirmative Covenants.

Until the full and final payment and performance of the Obligations and the termination of this Agreement, each of the Parent and the Borrower shall, and (as the case may be) each of the other Credit Parties shall, perform all covenants in this Section 8.1:

(a)	Financial Statements, Reports and Other Information. Deliver to the Lender, or cause to be delivered to the Lender, all financial and other information (in form and within time periods as required by the TSX) delivered or required to be delivered to the TSX and each of the following:

(i)	as soon as practicable and in any event within 60 days after the end of each Financial Quarter of each Financial Year, the Parent’s consolidated unaudited quarterly financial statements for the Financial Year to such Financial Quarter, prepared in accordance with IFRS and the rules and regulations of the TSX;

(ii)	as soon as practicable and in any event within 120 days after the end of each Financial Year, the annual audited consolidated financial statements of the Parent and the other Credit Parties prepared in accordance with IFRS and the rules and regulations of the TSX for such Financial Year;

(iii)	on the last Business Day of March and September, a duly completed and executed Compliance Certificate;

(iv)	as soon as practicable, such other information in the possession of any Credit Party with respect to its financial condition, business and/or operations including copies of all financial statements, proxy statements, material reports and other material disclosure information which any Credit Party shall send or make available to any of its shareholders or which it is required or elects to file with any Governmental Entity;

(v)	as soon as practicable but no later than 25 days after the end of each calendar month, the Credit Parties shall submit to the Lender a written report concerning its business and activities, each of the Mining Properties and all activities and occurrences with respect thereto during the preceding calendar month and shall include a summary description of actions taken with respect to each of the Mining Properties, a description of actual expenditures (as compared to the budgeted expenditures) and such other data and information requested by the Lender, acting reasonably, with such monthly report to be delivered in form and substance acceptable to the Lender, acting reasonably. All such reports, descriptions, data and other information provided by the Credit Parties (i) shall be true, complete and accurate in all respects and (ii) shall not contain any material misstatement of fact or omit to state a material fact, and all projections contained in any such reports, certificates, status updates and otherwise shall be based on information which, when delivered, is deemed to be true, correct and complete in all material respects and shall fairly present such Credit Party’s then current estimate of its future business, operations and affairs.

(vi)	promptly after receiving a request from the Lender, such other certificates, reports, status updates, data and information respecting the condition or operations, financial or otherwise, of any Credit Party and any of the Core Assets as the Lender may from time to time request, with the same to be delivered in form and substance reasonably acceptable to the Lender. All such other certificates, reports, status updates, data and information delivered to the Lender shall be true, complete and accurate in all respects.

(b)	Notice of Litigation. Give notice to the Lender as soon as it becomes aware of the commencement of any material action, litigation, proceeding, arbitration, investigation, grievance or dispute affecting any Credit Party, any Mining Property, any Material Contract or any Affairs of a Credit Party, together with copies of the court filings or other documents associated therewith.

(c)	Notice of Default. Give notice to the Lender as soon as it becomes aware of any Default or Event of Default or any event or circumstance which could have a Material Adverse Effect.

(d)	Notice of Environmental Matters. Promptly after the filing or receipt thereof, copies of (i) all new Project Permits, together with a description thereof and (ii) all material notices with or from any Governmental Entity or any other Person alleging noncompliance with or violation of any Environmental Law or Project Permit and any correspondence in response thereto.

(e)	Corporate Existence. Preserve and maintain its corporate existence.

(f)	Compliance with Laws, etc. Comply, and shall cause each of their Subsidiaries, agents and third party contractors to comply with, all Applicable Laws.

(g)	Comply with Environmental Laws. Own, operate and manage its business and the Mining Properties in compliance with all Applicable Laws, including Environmental Laws, and each Credit Party shall, and shall cause its agents and third party contractors to, (i) manage and operate the Mining Properties and the Business in compliance in all material respects with all Environmental Laws, (ii) maintain all Authorizations and make all registrations required under all Environmental Laws in relation to the Mining Properties and the Business and remain in compliance therewith and (iii) store, treat, transport, generate, otherwise handle and dispose of all Hazardous Materials and Waste owned, managed or controlled by any of the Credit Parties in compliance with all Environmental Laws.

(h)	Conduct of Operations and Maintenance of Properties. Engage solely in the business of developing, mining and operating the Mining Properties, and other prospective mining projects, and in activities incidental thereto, in accordance with Prudent Mining Industry Practices. The Credit Parties shall explore, investigate, develop, mine, operate, maintain and use each Mining Property in accordance with Prudent Mining Industry Practices, including, subject to 8.2(q), the continuation of necessary underground dewatering activities (including operating and maintaining necessary ventilation fans, pumps and related equipment required to perform necessary dewatering activities required for the removal and drainage of underground water) at the Pinson Mine (and any of the other Core Assets in need of dewatering) to prevent flooding and any other underground water related damage and to maintain the Pinson Mine (and any of the other Core Assets in need of dewatering) open for operations in accordance with such Prudent Mining Industry Practices. The Credit Parties shall diligently and continuously work to develop and operate the Mining Properties in accordance with Prudent Mining Industry Practices. The Credit Parties shall, from time to time, make and cause to be made all reasonably necessary repairs, renewals, replacements, additions and improvements to the Mining Properties, the Project Permits and their properties and assets, such that the Borrower and the other Credit Parties may properly and advantageously conduct the Business at all times in accordance with Prudent Mining Industry Practices.

(i)	Payment of Fees. If under any Applicable Law mining claim fees (including federal annual mining claim maintenance fees) or any other fee of any kind applicable to the Core Assets or the maintenance of a Project Permit becomes due prior to the Maturity Date, the Borrower shall cause the relevant Credit Party to timely and properly pay such fee.

(j)	Ownership of Core Assets. The Borrower shall at all times own all the issued and outstanding shares of the Original Guarantors (except for the Parent).

(k)	Payment of Taxes and Claims. Pay, or cause to be paid when due, (i) all Taxes, assessments and governmental charges or levies imposed upon it or upon its income, sales, capital or profit or any other property belonging to any of the Credit Parties, and (ii) all claims which, if unpaid, might by Applicable Law become a Lien upon any of the Credit Parties’ property or assets (A) except any such tax, assessment, charge, levy or claim which is being contested in good faith and by proper proceedings and in respect of which the Borrower or any of the Credit Parties have established adequate reserves, satisfactory to the Lender, in accordance with IFRS or (B) which are Permitted Liens and which could not, individually or collectively, in the Lender’s opinion, have a Material Adverse Effect.

(l)	Keeping of Books. Keep proper books of record and account, in which full and correct entries shall be made in respect of its business and shall promptly notify the Lender of any change in accounting practices or procedures implemented by a Credit Party relative to such practices and procedures as of the execution of this Agreement.

(m)	Updated Banking Information. Promptly notify the Lender of any change in bank location or accounts (other than Excluded Accounts), and shall at all times ensure that each of its respective bank accounts (other than Excluded Accounts) located in the United States remains subject to a Control Agreement as required by the applicable Security Agreements.

(n)	Rights of Inspection. If no Event of Default has occurred and is continuing, once per quarter, and otherwise at any time, upon reasonable and timely notice, permit any employee, officer, agent or other representative of the Lender, at the expense of the Borrower (subject to reasonable limits on expenses to be agreed with the Borrower in advance), to examine the Mining Properties and make copies of any abstracts from the records and books of account of any Credit Party and to discuss any of its Affairs with any of its directors, officers, employees, agents, representatives or auditors. If no Event of Default has occurred and is continuing, once per quarter, and otherwise at any time, upon reasonable and timely notice each Credit Party shall permit a technical engineer or other technical advisor selected by the Lender and any officer, agent or other representative of the Lender, at the expense of the Borrower (subject to reasonable limits on expenses to be agreed with the Borrower in advance), to inspect the Mining Properties and the Business and discuss any of the Affairs of any Credit Party with any of its personnel and third party contractors. The Borrower shall pay or reimburse the Lender for all reasonable costs and expenses of the Lender in connection with each site visit by the Lender or any of its employees, officers, agents, engineers or other representatives (collectively the “Lender Representatives”). The Lender will ensure that each Lender Representative complies with the reasonable health and safety requirements of the Borrower including applicable Mine Safety and Health Administration (“MSHA”) safety regulations and requirements and must have a MSHA safety training certificate. The Lender shall indemnify each Credit Party and its respective directors, officers, employees, agents, shareholders and representatives from any liability arising out of the negligence or willful misconduct of the Lender Representatives related to such inspections.

(o)	Maintenance of Insurance. Maintain with financially sound and reputable insurance companies (i) insurance on all its property and assets insuring against at least such risks as are usually insured against in the same or a similar business and as required by Applicable Laws and (ii) liability insurance covering at least such risks as are usually insured against in the same or a similar business and as required by Applicable Laws; and furnish to the Lender, upon request, full information as to the insurance carried. The present insurance coverage of the Credit Parties as of the Effective Date is outlined as to carrier, policy number, expiration date, type and amount on Schedule “8.1(o)” . Upon the request of the Lender from time to time, each Credit Party shall deliver to the Lender evidence of the insurance then in effect, including a detailed list of such insurance containing the information set forth on Schedule “8.1(o)” . The insurance policies with respect to the Mining Properties shall name the Lender as second loss payee and additional insured and shall contain an endorsement providing that such insurance cannot be terminated or amended without at least thirty days prior notice to the Lender.

(p)	Authorizations. Obtain and maintain in full force all Authorizations necessary for the exploration, development, mining and operation of the Mining Properties and the performance of the Credit Parties’ obligations and perform and observe all covenants, conditions and restrictions contained in, or imposed on it by, any Authorization and/or Material Contract.

(q)	Material Adverse Effect. Immediately notify the Lender of any event or circumstance or any potential event or circumstance that could have a Material Adverse Effect.

(r)	Deliver Additional Material Contracts. Notify the Lender within ten Business Days upon the entering into of any new Material Contract and if requested by the Lender deliver a certified copy of each such Material Contract to the Lender within ten Business Days of such request.

(s)	Perfection and Protection of Security. Perform, execute and deliver all acts, agreements and other documents as may be requested by the Lender at any time to register, file, signify, publish, perfect, maintain, protect, and enforce the Security or grant a security interest on any assets (other than Non-Core Assets) of the Credit Parties with the Agreed Priority including, without limitation, (i) executing, recording and filing of the Security Documents and financing, change or continuation statements in connection therewith, in form and substance satisfactory to the Lender, (ii) delivering to the Lender the originals of all Instruments, documents and chattel paper and all other Collateral of which the Lender determines it should have physical possession in order to perfect and protect the Security, duly endorsed or assigned to the Lender, (iii) delivering to the Lender warehouse receipts covering any portion of the Collateral located in warehouses and for which warehouse receipts are listed, (iv) placing notations on its books of account to disclose the Security, (v) delivering to the Lender all letters of credit on which the Credit Party is named beneficiary and (vi) taking such other steps as are deemed necessary by the Lender to maintain the Security with the Agreed Priority.

(t)	Accounts. Each Credit Party shall maintain the deposit accounts and securities accounts, in the location and with the bank, financial institution or brokerage described on Schedule “7.1(dd)”, and shall not open or suffer to exist any other accounts or change such accounts that are required to be subject to a Control Agreement pursuant to the applicable Security Agreement without thereafter delivering to the Lender a fully executed Control Agreement within 45 days thereafter (or such longer period of time as the Lender may agree in its sole discretion) with respect to such account. Each Credit Party shall ensure that each of its deposit accounts and securities accounts remains subject at all times to a Lien in favour of the Lender as established by the applicable Security Documents and with the Agreed Priority.

(u)	Further Assurances. Upon request of the Lender, (i) at the cost and expense of the Borrower, execute and deliver, or cause to be executed and delivered, to the Lender such further Instruments and do and cause to be done such further acts as may be necessary or proper in the opinion of the Lender, acting reasonably, to carry out more effectively the provisions and purposes of the Credit Documents, and (ii) at the cost and expense of the Lender, execute and deliver, or cause to be executed and delivered, to the Lender such further Instruments and do and cause to be done such further acts as may be necessary or proper in the opinion of the Lender, acting reasonably, to put in place a standard form mortgagee policy of title insurance with respect to the insurable portions of the Mining Properties.

(v)	Purpose of Credit Facility. Ensure that the Closing Advance shall be used solely for the purposes set out in Section 2.5.

(w)	Additional Guarantors. The Parent, the Borrower and each other Credit Party shall ensure that on or prior to any Person becoming a Subsidiary of any Credit Party and on or prior to an Inactive Subsidiary ceasing to comply with Section 7.1(qq):

(i)	such Person shall execute and deliver in favour of the Lender a guarantee of all the Obligations of the Credit Parties under this Agreement and all the other Credit Documents;

(ii)	such Person shall grant any and all Security as the Lender may require;

(iii)	to the extent not previously delivered, all shares in the capital of such Person are pledged to the Lender (and all original share certificates are delivered to the Lender, duly endorsed in blank or accompanied by a duly executed stock power transfer form) and, if requested by the Lender, all directors of such Person have delivered to the Lender resignations duly executed but undated;

(iv)	the Lender has received evidence of registration or other perfection of such Security and/or pledge in such jurisdictions as the Lender may require to ensure that such Security and/or pledge creates valid and enforceable security interests in the assets or shares to which such Security or pledge relates with the Agreed Priority, enforceable against third parties, trustees in bankruptcy and all similar officials (subject to any exceptions agreed to by the Lender with respect to Non-Core Assets);

(v)	the Lender has received opinions of the counsel to such Person relating to, among other things, its subsistence, the due authorization, execution, delivery and enforceability of the Credit Documents to which such Person is a party and the creation and perfection of the Liens against such Person under the Security Documents;

(vi)	the Lender has received all discharges, subordination agreements, waivers and confirmations as the Lender may require to ensure that all Obligations under the Credit Documents are secured by Liens on the property and assets of such Person with the Agreed Priority; and

(vii)	the Lender has received such other evidence, certificates and documentation as the Lender may request;

in each case, in form and substance satisfactory to the Lender. For greater certainty, any acquisition of the Equity Interests of another Person is subject to Section 8.2(i).

(x)	Defense of Title and Rights. Each Credit Party shall preserve and defend its ownership of and all right, title and interest in its assets, properties and rights, including each Mining Property, as such title is represented and warranted in Section 7.1(j), except as may be permitted pursuant to Section 8.2(d). Each Credit Party shall defend the Liens in favour of the Lender under the Security Documents, and the Credit Parties shall maintain and preserve such Liens as perfected Liens with the Agreed Priority. Each Credit Party shall ensure that the Security Documents shall at all times cover and extend to all assets, properties, rights and interests of each Credit Party.

(y)	Reporting Issuer Status. The Borrower shall ensure that the Parent maintains:

(i)	the listing of its common shares on the TSX; and

(ii)	its status as a reporting issuer under Applicable Securities Legislation in at least one of the Reporting Jurisdictions.

(z)	Leases. Each Credit Party shall provide the Lender with immediate written notice of any material default under any Lease and shall provide the Lender with the right to cure such default to the extent there is a cure right in respect of such default in such Lease.

(aa)	Permitted Dewatering Cessation Event. Upon the occurrence of a Permitted Dewatering Cessation Event, Atna shall (i) immediately notify the Lender in writing of such occurrence, the specific nature and details thereof, and the steps Atna intends to take in order to remedy the Permitted Dewatering Cessation Event (if capable of being remedied), and (ii) take all reasonable steps necessary to remedy such Permitted Dewatering Cessation Event, if capable of being remedied, and once remedied, resume necessary dewatering activities as described in Section 8.1(h).

(bb)	Post Closing Actions. The Borrower shall take the actions specified in Schedule “8.1(bb)” within the time periods set forth in Schedule “8.1(bb)”. The provisions of Schedule “8.1(bb)” are hereby incorporated by reference herein with the same force and effect as if set forth herein in their entirety.

8.2	Negative Covenants.

Except with the prior written consent of the Lender (acting in its sole and absolute discretion), until the irrevocable, full and final payment and performance of the Obligations and the termination of this Agreement, none of the Parent, the Borrower or any of the other Credit Parties shall:

(a)	Debt. Create, incur, assume or suffer to exist any Debt, other than Permitted Debt.

(b)	Liens. Create, incur, assume or suffer to exist, any Lien on any of their respective properties or assets, now owned or hereafter acquired, or assign or otherwise convey any right to receive the production, proceeds or income therefrom, other than Permitted Liens and any burdens on production permitted under Section 8.2(m). Notwithstanding the foregoing, if a Credit Party shall grant a Lien on any of its properties or assets in violation of this Section 8.2(b), then it shall be deemed to have simultaneously granted an equal and rateable Lien on any such properties or assets to and in favour of the Lender, to the extent that such a Lien has not already been granted to the Lender.

(c)	Mergers, Etc. Enter into any reorganization, consolidation, amalgamation, arrangement, winding-up, merger or other similar transaction.

(d)	Disposal of Assets Generally. Dispose of any property or asset (including, without limitation, any securities) other than (i) bona fide sales of inventory, in the ordinary course of business for the purpose of carrying on the Business and at fair market value, (ii) the sale or other disposition of any asset (other than securities) in the ordinary course of business which, has no material economic value to the Business, is obsolete, redundant, or is being disposed of in connection with a rebuild, renewal or replacement of the asset, (iii) the sale or other disposition of any Non-Core Asset or equipment and other personal property used exclusively at the Non-Core Asset provided the fair market value of such asset does not exceed, in each case, an aggregate fair market value of $500,000. For the avoidance of doubt, no Credit Party shall Dispose of any Core Asset or any property relating to and necessary for the continued operation of a Core Asset.

(e)	Transactions with Related Parties. Except as set out in Schedule “8.2(e)”, directly or indirectly enter into, on non-arm’s length terms, any agreement with, make any financial accommodation for, or otherwise enter into any transaction with, a Related Party other than the creation of and investment in a Permitted JV as permitted by this Agreement.

(f)	Change in Business. Make any change in the nature of the Business.

(g)	Distributions. Other than to the Borrower, any other Credit Party or as set out in Schedule “8.2(e)”, declare, make or pay any Distribution (other than reasonable consulting, management and director fees). For purposes of this Section 8.2(g), “Distribution” includes with respect to any Person (i) any dividend or other distribution on issued shares or any other Equity Interest of the Person or any of its Subsidiaries, (ii) any purchase, redemption or retirement of any issued share, warrant or other Equity Interest or any other option or right to acquire any share or other Equity Interest of the Person or any of its Subsidiaries or (iii) any payment whether as consulting fees, management fees or otherwise to any Related Party of the Person or any of its Subsidiaries.

(h)	Financial Assistance. Provide any Financial Assistance to any Person other than the contribution of assets in accordance with Section 8.2(d)(iii) to a Permitted JV. For the purposes of this Section 8.2(h), “Financial Assistance” includes any advances, loans or other extensions of credit, guarantees, indemnities, financial accommodations or other Contingent Liabilities in the nature of a guarantee or indemnity or capital contributions.

(i)	Acquisitions. Except for dispositions of Non-Core Assets in exchange for royalty or other Equity Interests, without the prior written consent of the Lender, purchase any shares, stocks, bonds, notes, debentures, securities or other Equity Interests of any Person other than such Equity Interests which such Credit Party owns as of the date hereof and disclosed on Schedule “7.1(x)(i)” and “8.2(i)” hereto or which are acquired in a Permitted JV after the date hereof, or acquire the undertaking of, or all or substantially all the assets of, any other Person.

(j)	Hedging. Enter into any Hedging Agreement on a margined or collateralized basis or of a speculative nature provided that any Credit Party shall be permitted to enter into non-speculative Hedging Agreements to protect against commercial or commodities price risk.

(k)	Business. Carry on the Business otherwise than through the Borrower or any Credit Party.

(l)	Charter Documents. Amend or modify any of its Constating Documents (or equivalent charter documents) without the prior written consent of the Lender, not to be unreasonably withheld.

(m)	Burdens on Production. Grant, sell, suffer to exist, transfer, assign or convey, directly or indirectly, to any Person any offtake, royalty (of any kind or nature whatsoever, howsoever designated), production payment or other interest in any Mining Property other than to the Lender, other than any royalty or production payment disclosed to the Lender prior to the Effective Date and set out in Schedule “8.2(m)” or in respect of which the Lender has provided its prior written consent.

(n)	Limitation on the Issuance of Shares. Other than Equity Interests in the capital of the Parent (provided no Event of Default would result), sell, transfer or issue, and the Credit Parties shall cause each Subsidiary, to not sell, transfer or issue, any Equity Interest.

(o)	Pension Plans. None of the Credit Parties or any of their respective Subsidiaries shall assume, create or maintain any Pension Plan or liability under or pursuant to a Pension Plan.

(p)	Compliance with USA Patriot Act. Conduct any business or engage in any transaction or dealing with any Blocked Person, including the making or receiving of any contribution of funds, goods or services to or for the benefit of any Blocked Person; deal in, or otherwise engage in any transaction relating to, any property or interests in property blocked pursuant to Executive Order No. 13224; or engage in or conspire to engage in any transaction that evades or avoids, or has the purpose of evading or avoiding, or attempts to violate, any of the prohibitions set forth in Executive Order No. 13224, the USA Patriot Act or any other Anti-Terrorism Law.

(q)	Pinson Mine Dewatering. Atna shall not intentionally terminate or materially reduce necessary dewatering activities (as required by Section 8.1(h)) at the Pinson Mine other than as a result of mechanical or electrical failure, repairs, replacement of equipment, as required by safety regulations, a roof fall or an act of God (each a “Permitted Dewatering Cessation Event”) except in the manner expressly permitted in this subsection 8.2(q). If prior to the Maturity Date, Atna plans on terminating or materially reducing any dewatering activities at the Pinson Mine, the Borrower shall give the Lender 15 days’ prior written notice (the “Notice Period”) via electronic mail to each of:

•	Laura Fernandez <lfernandez@watertonglobal.com>;
•	Kamal Toor <ktoor@watertonglobal.com>;
•	Richard Wells <rwells@watertonglobal.com>; and

•	Cheryl Brandon <cbrandon@watertonglobal.com>;

After the Notice Period has expired Atna shall be permitted to cease or materially reduce dewatering activities at the Pinson Mine provided that during the Notice Period the Lender has not delivered notice to the Borrower in writing that the Lender is exercising its Dewatering Option. Upon the Lender exercising its Dewatering Option: (i) the Lender shall make additional advances (each, a “Dewatering Advance”) to the Borrower, from time to time, in an amount equal to the lesser of (A) all necessary reasonable out of pocket costs to be incurred by Anta in connection with the removal and drainage of underground water at the Pinson Mine to prevent flooding and any other underground water related damage (the “Dewatering Costs”) and (B) $75,000 per month, and for greater certainty, Atna shall be required to pay, as applicable, all Dewatering Costs in excess of each Dewatering Advance; (ii) the Borrower shall use the proceeds from each Dewatering Advance solely for the purpose of paying the Dewatering Costs; (iii) Atna shall continue, as otherwise required under this Section 8.2(q), performing necessary underground dewatering activities (including operating and maintaining all required ventilation fans, pumps and related equipment required to perform all dewatering activities required for the removal and drainage of underground water) at the Pinson Mine to prevent flooding and any other underground water related damage and to maintain the Pinson Mine open for operations in accordance with Prudent Mining Industry Practices; (iv) each Dewatering Advance shall (X) increase the principal amount outstanding under the Loan in an amount equal to each such Dewatering Advance and (Y) bear interest in accordance with and otherwise be subject to the terms and conditions of this Agreement. Notwithstanding any of the foregoing, the Lender may, at any time and at its sole discretion, cease making any and all Dewatering Advances without notice and in such case, Atna may at its sole discretion, discontinue dewatering activities at the Pinson Mine.

Article 9
EVENTS OF DEFAULT

9.1	Events of Default.

The occurrence of any of the following events shall constitute an “Event of Default” under this Agreement:

(a)	Non-Payment. A Credit Party fails to make payment of any Obligation (whether for principal, interest, costs, fees, expenses or any other amount due hereunder or under any other Credit Document) when due and payable pursuant to any of the terms of a Credit Document (whether on a payment date, by prepayment, on demand or otherwise).

(b)	Misrepresentation. Any representation or warranty or certification made or deemed to be made by a Credit Party or any of its respective directors or officers in any Credit Document shall prove to have been incorrect, incomplete or misleading in any material respect when made or deemed to be made and, if the circumstances giving rise to the incorrect or misleading representation or warranty are capable of modification or rectification (such that, thereafter the representation or warranty would be correct and not misleading), the representation or warranty remains incorrect or misleading at the end of a period of 15 days from the date such representation becomes incorrect or misleading.

(c)	Breach of Covenants. A Credit Party fails to perform, observe or comply with:

(i)	any of the covenants or any other provision or obligation contained in Section 8.2, Section 8.1(e), Section 8.1(h), Section 8.1(w), Section 8.1(y) and Section 8.1(bb); or

(ii)	any other covenant or any other provision or obligation contained in Section 8.1(i) and such failure is not capable of being remedied or, if capable of being remedied, continues for a period of 15 Business Days, provided in such case the Credit Party is proceeding diligently to remedy such failure and the Lender is not prejudiced thereby; or

(iii)	any other covenant or any other provision or obligation contained in any Credit Document to which it is a party and such failure is not capable of being remedied or, if capable of being remedied, continues for a period of 15 Business Days, provided in such case the Credit Party is proceeding diligently to remedy such failure and the Lender is not prejudiced thereby.

(d)	Cross-Default. A Credit Party (or any Subsidiary of any Credit Party) fails to pay the principal of, premium, if any, interest on, or any other amount relating to, any of its Debt, the principal of which Debt exceeds $1,000,000 (or the equivalent amount in any other currency) when such amount becomes due and payable (whether by scheduled maturity, required prepayment, acceleration, demand or otherwise) and such Credit Party remains in arrears of such payment for a period of more than 30 Business Days; or any other event occurs or condition exists if its effect is to accelerate, or permit the acceleration of such Debt; or any such Debt shall be (or may be) declared to be due and payable prior to its stated maturity.

(e)	Judgments. Any judgment or order for the payment of money in excess of $1,000,000 (or the equivalent amount in any other currency) is rendered against a Credit Party (or any Subsidiary of any Credit Party) and either (i) enforcement proceedings have been commenced by a creditor upon the judgment or order or (ii) there is any period of 30 consecutive Business Days during which a stay of enforcement of the judgment or order, by reason of a pending appeal or otherwise, is not in effect.

(f)	Bankruptcy; Insolvency. (i) Any Credit Party (or any Subsidiary of any Credit Party) shall initiate or commence any case, proceeding or other action (A) under any existing or future federal, provincial or state or other Applicable Law relating to bankruptcy, insolvency, reorganization or relief of debtors, or otherwise seeking to have it judged bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, winding-up, liquidation, dissolution, composition or other relief with respect to it or its debts, including any proceeding under applicable corporate law seeking a compromise or arrangement of, or stay of proceedings to enforce, some or all of the debts of such Person, or (B) seeking the appointment of a receiver, receiver-manager, monitor, liquidator, assignee, trustee, sequestrator, administrator, conservator or other similar official of any Credit Party (or any Subsidiary of any Credit Party), for it or for all or any part of its assets, or any Credit Party (or any Subsidiary of any Credit Party) shall make a general assignment for the benefit of its creditors; or (ii) there shall be commenced against any Credit Party any case, proceeding or other action of a nature referred to in clause (i) above which (A) results in the entry of an order for relief or any such adjudication or appointment or (B) remains undismissed, undischarged or unbonded for a period of 30 days; or (iii) there shall be commenced against any Credit Party (or any Subsidiary of any Credit Party) any case, proceeding or other action seeking issuance of a warrant of attachment, execution, distraint or similar process against all or any part of their assets which results in the entry of an order for any such relief which shall not have been vacated, discharged, or stayed or bonded pending appeal within 15 days from the entry thereof; or (iv) any Credit Party (or any Subsidiary of any Credit Party) shall take any action in furtherance of, or indicating its consent to, approval of, authorization of, or acquiescence in, any of the acts set forth in clause (i), (ii), or (iii) above; (v) any Credit Party (or any Subsidiary of any Credit Party) generally shall not, or shall be unable to, or shall admit in writing its inability to, pay its debts as they become due or (vi) any Credit Party (or any Subsidiary of any Credit Party) has ceased to make payment of its liabilities or the value of its assets shall be less than the aggregate of its liabilities due and accruing due.

(g)	Dissolution. Any application is made for, or order, judgment or decree is entered against any Credit Party decreeing, the winding-up, dissolution or bankruptcy, insolvency, reorganization, or any similar process of such Credit Party and, in the case of an application, such application remains undischarged or unstayed for any period of 15 days after the application is first made or a resolution is passed for the winding-up, dissolution or liquidation of any of the Credit Parties (or any Subsidiary of any Credit Party).

(h)	Security Imperilled. Any Credit Document is declared by a court or tribunal of competent jurisdiction to be void, invalid, illegal or unenforceable or the validity, legality or enforceability thereof is contested by any Credit Party or any other Person party thereto (other than the Lender), or any Credit Party or any other Person party thereto denies that it has any or further obligations thereunder.

(i)	Agreed Priority of Collateral. If any one or more of the Credit Documents ceases to be in full force and effect or any Lien in the Collateral created by any Security Document is no longer effective to create in favour of the Lender, a valid Lien in the Collateral with the Agreed Priority.

(j)	Change of Control. A Change of Control occurs.

(k)	Material Adverse Effect. Any event, circumstance or condition which could reasonably be expected to have a Material Adverse Effect has occurred.

(l)	Expropriation/Condemnation. An Expropriation Event occurs.

(m)	Regulatory Action. Any Governmental Entity shall take or attempt to take any action, except for any action with respect to the claim set out in Schedule “F”, with respect to a Credit Party, or with respect to any Mining Property or any Collateral subject to the Security Documents, which has, had or could reasonably be expected to have a Material Adverse Effect unless such action is set aside, dismissed or withdrawn within 90 days of its institution or such action is either being contested in good faith, its effect is stayed during such contest, or the respective Credit Party is pursuing a remedy or resolution to such action in good faith, the Credit Parties are allowed to continue the development, mining and operation of each Mining Property during such period, and the same could not be expected to have a Material Adverse Effect.

(n)	Cessation of Core Asset Operations. Without the prior written consent of the Lender, any Core Asset, or any portion thereof, shall be abandoned or terminated, development or operation of any Core Asset shall be terminated or reduced materially from existing levels of operation and development, provided nothing in the foregoing shall prevent a Credit Party from modifying its operations in a manner required to comply with Prudent Mining Industry Practices, provided such modification (i) does not result in the closure of the Briggs Mine or place Briggs Mine under a care and maintenance plan, or (ii) result in the cessation of dewatering activities at the Pinson Mine (unless otherwise expressly permitted in this Agreement).

9.2	Acceleration.

Upon the occurrence of an Event of Default which is continuing, the Lender may require the Borrower to repay the Loan in full by paying to the Lender an amount in cash equal to the total amount outstanding under the Loan, provided that the Obligation of the Borrower to repay the Loan in full shall automatically arise without any further action of the Lender upon the occurrence of an Event of Default under Section 9.1(f) or Section 9.1(g). Together with the repayment of the Loan, the Borrower shall simultaneously pay to the Lender (i) all accrued and unpaid interest, (ii) an amount equal to the Midway Accrued Interest (if such repayment is made on or prior to the first anniversary of the Effective Date) or an amount equal to the Term Accrued Interest (if such repayment is made at any other time), (iii) the First Anniversary Maturity Date Fee, (iv) the Second Anniversary Maturity Date Fee (if such repayment is made after the first anniversary of the Effective Date) and (v) any and all other amounts which may then be due and payable under any other provision hereof, and all such amounts shall become and be forthwith due and payable, without presentment, demand, protest or further notice of any kind, all of which are hereby expressly waived by the Borrower.

9.3	Remedies.

(a)	Upon the occurrence of an Event of Default, the Lender may commence such legal action and proceedings and exercise all rights and remedies available to it under the Credit Documents and/or Applicable Law which in its sole discretion it deems appropriate or expedient including, the commencement of foreclosure and enforcement proceedings under the Credit Documents, all without any additional notice, presentation, demand, protest, notice of dishonour, entering into of possession of any property or assets, or any other action or notice, all of which are expressly waived by each Credit Party. Upon the occurrence of an Event of Default, the Lender shall have, and may exercise, all of its rights and remedies under this Agreement and the other Credit Documents as well as all other rights and remedies available at law or in equity.

(b)	The rights and remedies of the Lender under the Credit Documents are cumulative and are in addition to, and not in substitution for, any other rights or remedies, and no right or remedy contained herein or in any other Credit Document, or otherwise at law or in equity, is intended to be exclusive. Nothing contained in the Credit Documents with respect to the liability of the Credit Parties to the Lender, nor any act or omission of the Lender with respect to the Credit Documents or its rights or remedies, shall in any way prejudice, impair, limit or otherwise affect the rights, remedies and powers of the Lender under the Credit Documents or otherwise.

Article 10
MISCELLANEOUS

10.1	Amendments, etc.

No amendment to any provision of the Credit Documents shall be effective unless it is in writing and has been signed by the Lender and each of the Credit Parties who are a party thereto and no waiver of any provision of any of the Credit Documents, nor consent to any departure by any Credit Party or any other Person from such provisions, is effective unless in writing and approved by the Lender. Any amendment, waiver or consent is effective only in the specific instance and for the specific purpose for which it was given.

10.2	Waiver.

(a)	No failure on the part of the Lender to exercise, and no delay in exercising, any right under any of the Credit Documents shall operate as a waiver of such right; nor shall any single or partial exercise of any right under any of the Credit Documents preclude any other or further exercise of such right or the exercise of any other right.

(b)	Except as otherwise expressly provided in this Agreement, the covenants, representations and warranties shall not merge on and shall survive the Closing Advance and, notwithstanding the Closing Advance or any investigation made by or on behalf of any party, shall continue in full force and effect.

10.3	Evidence of Debt and Borrowing Notices.

The indebtedness of the Borrower resulting from the Closing Advance shall be evidenced by the records of the Lender, which shall constitute prima facie evidence of such indebtedness.

10.4	Notices, etc.

Any notice, direction or other communication to be given under this Agreement shall, except as otherwise permitted, be in writing and given by delivering it or sending it by facsimile or other similar form of recorded communication addressed:

(a)	to any Credit Party at:

Atna Resources Ltd.

250 - 14142 Denver West Parkway

Golden, CO 80401-3119

Attention:        Chief Executive Officer and Chief Financial Officer

Facsimile:         (303) 279-3772

Email:               jhesketh@atna.com and rgloss@atna.com

With a copy to:

Bull, Housser & Tupper LLP

Suite 900 – 900 Howe Street

Vancouver, BC V6Z 2M4

Attention:        David Hunter

Facsimile:         (604) 646-2634

Email:              dmh@bht.com

(b)	to the Lender at:

Waterton Precious Metals Fund II Cayman, L.P.

c/o Waterton Global Resource Management, Inc.

Suite 5050, 199 Bay Street

Toronto, Ontario M5L 1E2

Attention:         Richard J. Wells

Facsimile:         416.504-3507

Any such communication shall be deemed to have been validly and effectively given if (i) personally delivered, on the date of such delivery if such date is a Business Day and such delivery was made prior to 4:00 p.m. (Toronto time), otherwise on the next Business Day, or (ii) transmitted by facsimile, electronic mail or similar means of recorded communication on the Business Day following the date of transmission. Any party may change its address for service from time to time by notice given in accordance with the foregoing and any subsequent notice shall be sent to the party at its changed address.

10.5	Costs, Expenses General Indemnity and Environmental Indemnity.

(a)	Each Credit Party shall, whether or not the transactions contemplated in this Agreement are completed, indemnify and defend and hold the Lender, the Lender’s Affiliates and their respective directors, partners, managers, members, owners, principals, shareholders, officers, employees, agents, consultants and representatives (each an “Indemnified Person”) harmless from, and shall pay to such Indemnified Person promptly (and in any event within five Business Days of demand) all amounts required to compensate the Indemnified Person for, any cost, expense, liability, obligation, loss, damage, penalty, action, judgment, fine, suit, charge, claim, taxes, payments or disbursements of any kind or nature whatsoever, including attorney’s fees and expenses imposed on, incurred by, suffered by or asserted against, the Indemnified Person as a result of, connected with or arising out of (i) the preparation, execution and delivery of, preservation of rights under, enforcement of, or refinancing, renegotiation or restructuring of, any present or future Credit Document and any related amendment, waiver or consent, as well as the consummation of the transactions contemplated thereby, (ii) any advice of counsel as to the rights and duties of the Lender with respect to the administration of the Credit Documents or any transaction contemplated under the Credit Documents, (iii) any default (whether or not constituting a Default) by a Credit Party, (iv) any proceedings brought by or against the Indemnified Person, or in which the Indemnified Person otherwise participates, due to its entering into or being a party to any of the Credit Documents, or by reason of its exercising or performing, or causing the exercise or performance of, any right, power or obligation under any of the Credit Documents or otherwise in connection with its interest in any Security, whether or not such proceedings are directly related to the enforcement of any Credit Document, and (v) the ownership, management, administration or operation of any Mining Property, except in each case to the extent caused by the gross negligence or wilful misconduct of the Indemnified Person.

(b)	Each Credit Party shall indemnify and hold harmless and agrees to defend the Indemnified Persons against any cost, expense, liability, obligation, loss, damage, penalty, action, judgment, fine, suit, charge, claim, taxes, payments or disbursements of any kind or nature whatsoever (including strict liability and including costs and expenses of investigation, abatement and remediation and monitoring of spills or Releases or threatened Releases of Hazardous Materials or other Contaminants, and including liabilities of the Indemnified Persons to third parties (including Governmental Entities) in respect of bodily injuries, property damage, damage to or impairment of the environment or any other injury or damage and including liabilities of the Indemnified Persons to third parties for the third parties' foreseeable and unforeseeable consequential damages) incurred as a result of or in connection with the administration or enforcement of this Agreement or any other Credit Document, including the exercise by the Lender of any rights hereunder or under any of the other Credit Documents, which result from or relate, directly or indirectly, to:

(i)	the presence, Release or threatened Release of any Hazardous Material or other Contaminants, by any means or for any reason, whether or not such presence, Release or threatened Release of Hazardous Materials or other Contaminants was under the control, care or management of a Credit Party or of a previous owner, operator, tenant or other Person;

(ii)	any Release, presence, use, creation, transportation, storage or disposal of any Hazardous Material or Contaminant on or with respect to the Subject Property or the business, operations or activities of any Credit Party;

(iii)	any claim or order for any clean-up, restoration, detoxification, reclamation, repair or other securing or remedial action which relates to any Subject Property or the business, operations or activities of any Credit Party;

(iv)	any Environmental Claim with respect to any Subject Property or any Credit Party; or

(v)	the breach or violation or alleged breach or violation of any Environmental Laws by a Credit Party.

For purposes of this Section, “liability” shall include (a) liability of an Indemnified Person for costs and expenses of abatement and remediation of spills and releases of Contaminants where such abatement and remediation is prudent for the continued operation of the Business or required by Environmental Laws and to the extent required to maintain the value and use of the Collateral, (b) liability of an Indemnified Person to a third party to reimburse the third party for bodily injuries, property damages and other injuries or damages which the third party suffers, including (to the extent, if any, that the Indemnified Person is liable therefor) foreseeable and unforeseeable consequential damages suffered by the third party, (c) liability of the Indemnified Person for damage suffered by the third party, (d) liability of an Indemnified Person for damage to or impairment of the environment and (e) liability of an Indemnified Person for court costs, expenses of alternative dispute resolution proceedings, and fees and disbursements of expert consultants and legal counsel on a solicitor and own client basis.

(c)	If, with respect to the Lender, (i) any change in any law, rule, regulation, judgment or order or any change in the interpretation, application or administration of such law, rule, regulation, judgment or order, occurring or becoming effective after this date, or (ii) compliance by the Lender with any direction, request or requirement (whether or not having the force of law) of any Governmental Entity made or becoming effective after the date hereof, has the effect of causing any loss to the Lender or reducing the Lender’s rate of return by (w) increasing the cost to the Lender of performing its obligations under any of the Credit Documents (including the costs of maintaining any capital, reserve or special deposit requirements), (x) requiring the Lender to maintain or allocate any capital or additional capital or affecting its allocation of capital in respect of its obligations under any of the Credit Documents, (y) reducing any amount payable to the Lender under any of the Credit Documents or (z) causing the Lender to make any payment or to forego any return on, or calculated by reference to, any amount received or receivable by the Lender under the Credit Documents, then the Lender may give notice to the Borrower specifying the nature of the event giving rise to the loss and the Borrower shall, on demand, pay such amounts as the Lender specifies are necessary to compensate it for any such loss. A certificate as to the amount of any such loss submitted in good faith by the Lender to the Borrower shall be conclusive and binding for all purposes, absent manifest error.

(d)	Each Credit Party shall pay to the Lender on demand any amounts required to compensate the Lender for any loss suffered or incurred by it as a result of (i) any payment being made in respect of the Closing Advance, (ii) the failure of a Credit Party to give any notice in the manner and at the times required by this Agreement, (iii) the failure of the Borrower to effect the Closing Advance in the manner and at the time specified in any Borrowing Notice or (iv) the failure of the Borrower to make a payment or a mandatory repayment in the manner and at the time specified in this Agreement. A certificate as to the amount of any loss submitted in good faith by the Lender to the Borrower shall be conclusive and binding for all purposes, absent manifest error.

(e)	The provisions of this Section 10.5 shall survive the termination of this Agreement, release or foreclosure of the Mortgages and the repayment of all Obligations. Each Credit Party acknowledges that neither its obligation to indemnify nor any actual indemnification by it of the Lender or any other Indemnified Person in respect of such Person’s losses for the legal fees and expenses shall in any way affect the confidentiality or privilege relating to any information communicated by such Person to its counsel.

10.6	Release.

Upon irrevocable and indefeasible repayment and performance in full of the Obligations, including all indebtedness, obligations and liabilities (direct or indirect, absolute or contingent, matured or not, solely or jointly) of each of the Credit Parties incurred under or in connection with this Agreement and/or any other Credit Documents and the irrevocable payment to the Lender of all costs, charges, expenses and legal fees and disbursements (on a solicitor and his own client basis) incurred by the Lender in connection with the Security, each of the Credit Parties shall be entitled to a release and discharge of the Security constituted by the Security Documents, other than obligations and/or liabilities that have accrued prior to the date of such release or any other obligation which is expressly stated to survive the termination of the Security Documents, provided that the Lender no longer has any obligations (contingent or otherwise) under or in connection with this Agreement or any other Credit Document.

10.7	Lender’s Fees and Expenses

The Borrower shall pay for the Lender’s reasonable legal fees and all other reasonable costs, charges and expenses (including all due diligence expenses) of and incidental to the preparation, execution and completion of this Agreement and all other Credit Documents, all as may be required by the Lender, to complete this transaction, which legal fees, costs, charges and expenses shall not exceed $150,000 without the prior written consent of the Borrower.

10.8	Taxes and Other Taxes.

(a)	All payments to the Lender by the Credit Parties under any of the Credit Documents shall be made free and clear of and without deduction or withholding for any and all taxes, levies, imposts, deductions, charges or withholdings and all related liabilities (all such taxes, levies, imposts, deductions, charges, withholdings and liabilities being referred to as “Taxes”) imposed by Canada, the United States, or any other relevant jurisdiction (or any political subdivision or taxing authority of it), unless such Taxes are required by Applicable Law to be deducted or withheld. If a Credit Party shall be required by Applicable Law to deduct or withhold any such Taxes from or in respect of any amount payable under any of the Credit Documents (i) the amount payable shall be increased as may be necessary so that after making all required deductions or withholdings (including deductions or withholdings applicable to any additional amounts paid under this Section 10.8(a)), the Lender receives an amount equal to the amount it would have received if no such deduction or withholding had been made, (ii) the Credit Parties shall make such deductions or withholdings and (iii) the Credit Parties shall immediately pay the full amount deducted or withheld to the relevant Governmental Entity in accordance with Applicable Law.

(b)	Each Credit Party shall immediately pay any present or future stamp or documentary taxes or any other excise or property taxes, charges, financial institutions duties, debits taxes or similar levies (all such taxes, charges, duties and levies being referred to as “Other Taxes”) which arise from any payment made by any of the Credit Parties under any of the Credit Documents or from the execution, delivery or registration of, or otherwise with respect to, any of the Credit Documents.

(c)	Each Credit Party shall indemnify the Lender for the full amount of Taxes or Other Taxes (including, without limitation, any Taxes or Other Taxes imposed by any jurisdiction on amounts payable by the Credit Parties under this Section 10.8) arising from the Credit Documents and paid by the Lender and any liability (including penalties, interest and expenses) arising from or with respect to such Taxes or Other Taxes, whether or not they were correctly or legally asserted. Each Credit Party shall, within three Business Days of demand by the Lender, pay the Lender an amount equal to the loss, liability or cost which the Lender has incurred as a result of any actions or payments taken or made by any of the Credit Parties pursuant to this Section 10.8.

(d)	Payment under this indemnification shall be made within 10 days from the date the Lender makes written demand for it. A certificate as to the amount of such Taxes or Other Taxes submitted to the Borrower by the Lender shall be conclusive evidence, absent manifest error, of the amount due from the Credit Parties to the Lender.

(e)	Nothing contained in this Section 10.8 shall interfere with the right of the Lender to arrange its tax affairs in whatever manner it deems fit (in its sole and absolute discretion including, funding the Closing Advance through a special purpose vehicle) and in particular, the Lender shall not be under any obligation to claim relief from its corporate profits or similar tax liability in respect of any deduction or withholding in priority to any other relief, claims, credits or deductions available to it and the Lender shall not be obligated to disclose to the Borrower any information regarding its tax affairs, tax computations or otherwise.

(f)	The Lender, at its discretion, shall be entitled to allocate any amounts and costs which it receives hereunder to principal, interest, fees, charges and other similar payments.

(g)	The provisions of this Section 10.8 shall survive the termination of the Agreement and the repayment of all Obligations.

10.9	Successors and Assigns.

(a)	None of the Credit Parties shall have the right to assign or transfer any of its rights or obligations under this Agreement or any interest in this Agreement without the prior written consent of the Lender, which consent may be unreasonably withheld.

(b)	The Lender, at the Lender’s expense, may assign or transfer any of its rights, interests or obligations (in whole or in part) under this Agreement and any other Credit Document (i) to any Affiliate of the Lender without the consent of, or notice to, any Credit Party or (ii) to any other Person with the consent of the Borrower (which consent shall not be unreasonably withheld or delayed) or (iii) upon the occurrence of any Default, to any other Person without the consent of or notice to any Credit Party. If any consent is requested and no response is received by the Lender within five days of such request, the Borrower shall be deemed to have given its consent. In the case of any such assignment or transfer authorized under this Section 10.9, the assignee or transferee (as the case may be) shall have, to the extent of such assignment or transfer, the same rights, benefits and obligations as it would if it were the Lender hereunder and the Lender shall be relieved of its obligations hereunder with respect to the commitments and/or obligations assigned and/or transferred; provided that an assignee or transferee (as the case may be) shall not be entitled to receive any greater payment under any provision of any Credit Document than the Lender would have been entitled to receive. Each of the Credit Parties hereby acknowledges and agrees that any assignment or transfer will give rise to a direct obligation of the Credit Parties to such assignee or transferee (as the case may be) and that such assignee or transferee (as the case may be) shall be considered to be a “Lender” hereunder. The Lender may furnish any information concerning the Credit Parties in its possession from time to time to assignees and transferees provided that any such assignee or transferee agrees to maintain the confidentiality of such information.

(c)	The Credit Parties, at the Lender’s reasonable expense, shall provide such certificates, acknowledgments and further assurances in respect of this Agreement and the Credit Documents as the Lender may reasonably require in connection with any assignment pursuant to this Section 10.9.

(d)	Any assignment pursuant to this Section 10.9 will not constitute a repayment by the Borrower to the Lender of the Closing Advance or a new advance under the Facility to the Borrower by the Lender or by the assignee, as the case may be, and the parties acknowledge that each Credit Party’s obligations with respect to the Closing Advance will continue and will not constitute new obligations.

10.10	Right of Set-off.

Upon the occurrence and during the continuance of any Default, the Lender is authorized at any time and from time to time, to the fullest extent permitted by law (including general principles of common-law), to set off and apply any and all deposits (general or special, time or demand, provisional or final) at any time held and other indebtedness at any time owing by it to or for the credit or the account of any Credit Party against any and all of the obligations of any Credit Party under any of the Credit Documents, irrespective of whether or not the Lender has made demand under any of the Credit Documents and although such obligations may be unmatured or contingent. If an obligation is unascertained, the Lender may, in good faith, estimate the obligation and exercise its right of set-off in respect of the estimate, subject to providing the applicable Credit Party with an accounting when the obligation is finally determined. The Lender shall promptly notify the applicable Credit Party after any set off and application is made by it, provided that the failure to give notice shall not affect the validity of the set off and application. The rights of the Lender under this Section 10.10 are in addition to any other rights and remedies (including all other rights of set-off) which the Lender may have.

10.11	Judgment Currency.

(a)	If, for the purposes of obtaining judgment in any court, it is necessary to convert a sum due to the Lender in any currency (the “Original Currency”) into another currency (the “Other Currency”), the parties agree, to the fullest extent that they may effectively do so, that the rate of exchange used shall be that at which, in accordance with normal banking procedures, the Lender could purchase the Original Currency with the Other Currency on the Business Day preceding the day on which final judgment is given or, if permitted by Applicable Law, on the day on which the judgment is paid or satisfied.

(b)	The obligations of the Credit Parties in respect of any sum due in the Original Currency from it to the Lender under any of the Credit Documents shall, notwithstanding any judgment in any Other Currency, be discharged only to the extent that on the Business Day following receipt by the Lender of any sum adjudged to be so due in the Other Currency, the Lender may, in accordance with normal banking procedures, purchase the Original Currency with such Other Currency. If the amount of the Original Currency so purchased is less than the sum originally due to the Lender in the Original Currency, the Credit Parties agree, as a separate obligation and notwithstanding the judgment, to indemnify the Lender, against any loss, and, if the amount of the Original Currency so purchased exceeds the sum originally due to the Lender in the Original Currency, the Lender shall remit such excess to the applicable Credit Parties.

10.12	Interest on Overdue Amounts.

Except as may be expressly provided otherwise in this Agreement, all amounts owed by the Credit Parties to the Lender (including interest), which are not paid when due (whether at stated maturity, on demand, by acceleration or otherwise) shall bear interest (both before and after default and judgment), from the date on which such amount is due until such amount is paid in full, payable on demand, at a rate per annum equal at all times to the Interest Rate plus 5%.

10.13	Governing Law and Waiver of Jury Trial.

(a)	This Agreement shall be governed by, construed and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein and shall be treated in all respects as a British Columbia contract. The parties hereby irrevocably attorn to the non-exclusive jurisdiction of the Courts of the Province of British Columbia in the city of Vancouver. Each party hereby irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement in any Court of the Province of British Columbia. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by law, any forum non conveniens defence to the maintenance of such action or proceeding in any such court.

(b)	Each of the Credit Parties hereby irrevocably consents to the service of any and all process in any such action or proceeding by the delivery of copies of such process to the Borrower at its address set out in Section 10.4(a) Nothing in this Section 10.13 affects the right of the Lender to serve process in any manner permitted by Applicable Law.

(c)	Each of the parties to this Agreement hereby irrevocably waives all right to a trial by jury in any action, proceeding or counterclaim arising out of or relating to this Agreement, the other Credit Documents or the transactions contemplated hereby or thereby. The scope of this waiver is intended to be all-encompassing with respect to any and all disputes that may be filed in any court and that relate to the subject matter of this transaction, including contract claims, tort claims, breach of duty claims and all other common law and statutory claims. Each of the parties hereto (a) acknowledges that this waiver is a material inducement for the parties to the Credit Documents to enter into a business relationship, that the parties to the Credit Documents have already relied on this waiver in entering into same and the transactions that are the subject thereof and that they will continue to rely on this waiver in their related future dealings and (b) warrants and represents that each has reviewed this waiver with its legal counsel and that each knowingly and voluntarily waives its jury trial rights following consultation with legal counsel. This waiver is irrevocable and may not be modified either orally or in writing, and this waiver shall apply to any subsequent amendments, modifications, supplements, extensions, renewals and/or replacements of this Agreement. In the event of litigation, this Agreement may be filed as a written consent to a trial by the court.

10.14	Counterparts.

This Agreement and any amendments, waivers, consents, or supplements may be executed in any number of counterparts in separate counterparts, each of which when so executed and delivered shall be deemed an original, but all of which counterparts together shall constitute one and the same Instrument. This Agreement shall become effective upon the execution of a counterpart hereof by each of the parties. This Agreement may be validly executed and delivered by facsimile, portable document format (.pdf) or other electronic transmission, and delivery of an executed counterpart of a signature page to this Agreement, any amendment, waiver, consent or supplement, or to any other Credit Document, by facsimile, portable document format (.pdf) or other electronic delivery (including e-mail) shall be as effective and binding as delivery of a manually executed counterpart thereof.

10.15	Severability.

If any provision hereof is determined to be ineffective, invalid, illegal or unenforceable for any reason, the remaining provisions hereof shall remain in full force and effect, binding on and enforceable against the parties.

10.16	Governing Language.

For all purposes, this English language version of this Agreement shall be the original, governing Instrument and understanding of the parties. In the event of any conflict between this English language version of the Agreement and any subsequent translation into any other language, this English language version shall govern and control.

10.17	Entire Agreement; Schedules and Exhibits.

The Schedules to this Agreement and the Exhibits to this Agreement form an integral part of this Agreement and are incorporated herein by reference and expressly made a part hereof. This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof, superseding all prior statements, representations, discussions, agreements and understandings, oral or written, relating to such subject matter.

10.18	Credit Party Joint and Several Liability.

Each of the Credit Parties shall be jointly and severally liable for each Obligation. The Borrower and the other Credit Parties are engaged in related businesses and are integrated to such an extent that the financial strength and flexibility of each Credit Party has a direct, tangible and immediate impact on the success of the other Credit Parties. Each Credit Party will derive substantial direct and indirect benefit from the extensions of the Closing Advance to the Borrower hereunder. Each Credit Party waives any right to revoke, terminate or suspend its Guarantee and acknowledges that it entered into such Guarantee in contemplation of the benefits that it would receive by this Agreement.

10.19	Further Assurances.

Each Credit Party shall execute, acknowledge and deliver to the Lender such other and further documents and Instruments and do or cause to be done such other acts as the Lender reasonably determines to be necessary or desirable to effect the intent of the parties to this Agreement or otherwise to protect and preserve the interests of the Lender hereunder, promptly upon request of the Lender, including the execution and delivery of any and all documents and Instruments which are necessary or advisable to create, protect or maintain in favor of the Lender, Liens (with the Agreed Priority) on all Collateral of the Credit Parties as may be required by this Agreement or any Security Document that are duly perfected in accordance with all Applicable Laws (provided that no Liens shall be required to be registered in Mongolia).

10.20	Acknowledgements.

Each of the parties hereto hereby acknowledges that:

(a)	it has been advised by its own legal counsel in the negotiation, preparation, execution and delivery of this Agreement and each other Credit Document;

(b)	this Agreement and the other Credit Documents shall not be construed against any party or more favourably in favour of any party based upon which party drafted the same, it being agreed and acknowledged that all parties contributed substantially to the negotiation and preparation of this Agreement and the other Credit Documents;

(c)	the Lender has no fiduciary relationship with or duty to the Borrower or any other Credit Party arising out of or in connection with this Agreement, or any other agreement, arrangement or Instrument, and the relationship between the Lender, on one hand, and the Borrower and the other Credit Parties, on the other hand, in connection herewith is solely that of creditor and debtor;

(d)	neither this Agreement nor any other Credit Document or other Instrument between any Credit Party and the Lender creates a joint venture or partnership among the parties hereto, and no joint venture or partnership exists, or shall be deemed to exist, among the Lender and the Borrower or among the Lender and the other Credit Parties; and

(e)	each of the Credit Documents are confidential in nature and none of the parties hereto shall disclose any part of the Credit Documents to any third party (other than each party’s respective financial and legal advisors), without the prior written consent of the other parties hereto, unless such party is required to do so by a Governmental Entity. If a Governmental Entity expressly mandates the disclosure of any part of the Credit Documents, the Lender shall be provided with written notice, five Business Days prior to the scheduled date of disclosure and shall be permitted to redact certain portions of the Credit Documents which will be disclosed.

10.21	Language.

The parties acknowledge that they have required that this Agreement, as well as all documents, notices and legal proceedings executed, given or instituted pursuant or relating directly or indirectly hereto, be drawn up in English (except as the parties may otherwise agree in writing). Les parties reconnaissent avoir exigé la rédaction en anglais de cet acte, ainsi que de tous documents exécutés, avis donnés et procédures judiciaires intentées, directment ou indirectment, à la suite de ou relativement au présent acte.

[Signatures on following page.]

IN WITNESS WHEREOF the parties have executed this Senior Secured Credit Agreement.

Borrower:
CANYON RESOURCES CORPORATION

By:
Authorized Signing Officer

Parent:
ATNA RESOURCES LTD.

By:
Authorized Signing Officer

ATNA RESOURCES INC.

By:
Authorized Signing Officer

CR MONTANA CORPORATION

By:
Authorized Signing Officer

Senior Secured Credit Agreement

CR BRIGGS CORPORATION

By:
Authorized Signing Officer

CR REWARD CORPORATION

By:
Authorized Signing Officer

LENDER: WATERTON PRECIOUS METALS FUND II CAYMAN, L.P., by its general partner, WATERTON GLOBAL RESOURCE MANAGEMENT, L.P., by Waterton Global Resource Management Cayman Corp.

By:
Authorized Signing Officer

Senior Secured Credit Agreement

Exhibit “A”
FORM OF BORROWING NOTICE

TO:	Waterton Precious Metals Fund II Cayman, L.P. (the “Lender”)

DATE: _______________________, 2014

This notice of borrowing (this “Borrowing Notice”) is delivered pursuant to that certain senior secured credit agreement dated as of the _____ day of ___________, 2014 (including all annexes, exhibits or schedules thereto, as from time to time amended, restated, supplemented or otherwise modified, the “Credit Agreement”) among Canyon Resources Corporation (the “Borrower”), Atna Resources Ltd. and the other Guarantors of the Borrower from time to time, and the Lender. Capitalized terms used herein without definition shall have the meaning ascribed to such term in the Credit Agreement.

This Borrowing Notice is irrevocable and represents the Borrower’s request to borrow, and the following information is provided pursuant to Section 2.4 of the Credit Agreement.

1.	Date of Requested Borrowing:	_________________________, 2014

2.	Amount of Requested Loan:	$________________________

3.	Structuring Fee Withheld Amount:	$________________________

4.	Additional Withheld Amount:	$________________________

5.	Proposed Use of Borrowing: [Borrower to describe the proposed use of funds]

The Advance requested hereby may be made for the credit of the Borrower to the Borrower’s Account by wire transfer of the funds to:

Name of Bank:

Address of Bank:

Account Name:

Account Number:

Transit Number:

ABA Number:

SWIFT Code:

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The Borrower hereby authorizes the Lender to withhold and retain from this advance (a) $440,000.00 as payment to the Lender of the Structuring Fee pursuant to Section 2.1 of the Credit Agreement, and (b) $_________________ as repayment for certain costs, expenses and fees incurred by the Lender in connection with the Credit Agreement.

(a)	the representations and warranties made by the Credit Parties in the Credit Agreement, in the Security Documents or in any certificate furnished at any time under or in connection with the Credit Agreement are true and correct on and as of the date set forth above as if made on and as of such date, except for representations and warranties expressly stated to relate to a specific earlier date;

(b)	no Default or Event of Default has occurred and is continuing on the date set forth above or will occur after giving effect to this advance;

(c)	except as disclosed to the Lender in the Credit Agreement, there does not exist any litigation, investigation, bankruptcy or insolvency, injunction, order or claim affecting or relating to any Credit Party or any of its Subsidiaries, or any Mining Property, which has had, or could reasonably be expected to have, a Material Adverse Effect, or which could reasonably be expected to affect the legality, validity or enforceability of the Credit Agreement or any other Credit Document, that has not been settled, dismissed, vacated, discharged or terminated;

(d)	no Borrower, Credit Party or any Mining Property has incurred or suffered a Material Adverse Effect; and

all conditions set forth in Section 2.4, Section 2.5 and Article 6 of the Credit Agreement have been, and shall remain, satisfied; each of the Parent and the Borrower hereby certifies the satisfaction of all such conditions precedent (that have not been waived by the Lender in its sole discretion) by its delivery of this Borrowing Notice.

[Signature Page Follows]

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IN WITNESS WHEREOF, this Borrowing Notice has been duly executed and delivered by a duly authorized officer of the undersigned as of the date first above written.

CANYON RESOURCES CORPORATION

By:
Name:
Title:

ATNA RESOURCES LTD.

By:
Name:
Title:

3

Exhibit “B”
FORM OF COMPLIANCE CERTIFICATE

TO: WATERTON PRECIOUS METALS FUND II CAYMAN, L.P. (the “Lender”)

Each of the undersigned refers to that certain senior secured credit agreement dated the _____ day of ___________, 2014 (including all annexes, exhibits or schedules thereto, as from time to time amended, restated, supplemented or otherwise modified, the “Credit Agreement”) among Canyon Resources Corporation (the “Borrower”), Atna Resources Ltd. (the “Parent”) and the other Guarantors of the Borrower from time to time, and the Lender. Capitalized terms used herein without definition are so used as defined in the Credit Agreement.

Each of the undersigned, _______________________ being the _________________ of the Parent and _______________________ being the _________________ of the Borrower, certify, without personal liability, to the Lender, that on this ____ day of _______________, 201__ (the “Determination Date”):

1.	I have read the provisions of the Credit Agreement which are relevant to this certificate and have made such examinations or investigations as are necessary to enable me to express an informed opinion on the matters contained in this certificate.

2.	Except as disclosed on Schedule 1 to this Compliance Certificate, as at this date:

(a)	there have been no changes to the corporate structure as set out in Section 7.1(x) of the Credit Agreement;

(b)	the Borrower and each of the Credit Parties have, as applicable, duly performed all the covenants in Article 8.1 of the Credit Agreement;

(c)	no Default or Event of Default has occurred which is continuing and the Credit Parties are not in breach of any terms or conditions of the Credit Agreement;

(d)	the attached financial information is true and correct in all material respects;

(e)	the financial statements delivered pursuant to Section 8.1(a)(i) or 8.1(a)(ii), as applicable, have been prepared in accordance with IFRS in effect on the date of such financial statements and the information contained therein is true and correct in all respects, subject only to year-end audit adjustments, and present fairly and consistently the results of operations and changes in the financial position of the Borrower and the Original Guarantors, on a consolidated basis, as of and to this date; and

(f)	except as disclosed on the schedule attached hereto, the representations and warranties referred to in Sections 7.1(a), (b), (f), (j), (k), (l), (n), (p), (s), (aa), (cc), (ee), (mm) and (nn) are true and correct as though made on this date.

1

3.	I acknowledge and agree on behalf of the Parent and the Borrower, respectively, that this certificate constitutes a “Credit Document” for the purposes of the Credit Agreement.

[Signature Page Follows]

2

DATED this ______ day of ________________________, 201__.

ATNA RESOURCES LTD.

By:
Name:
Title:

CANYON RESOURCES CORPORATION

By:
Name:
Title:

3

Exhibit “C”
FORM OF SOLVENCY CERTIFICATE

SOLVENCY CERTIFICATE

TO: WATERTON PRECIOUS METALS FUND II CAYMAN, L.P. (the “Lender”)

Each of the undersigned refers to that certain senior secured credit agreement dated on or about the date hereof (including all annexes, exhibits or schedules thereto, as from time to time amended, restated, supplemented or otherwise modified, the “Credit Agreement”) among Canyon Resources Corporation (the “Borrower”), Atna Resources Ltd. (the “Parent”) and the other Guarantors of the Borrower from time to time, and the Lender. Capitalized terms used herein without definition are so used as defined in the Credit Agreement.

Each of the undersigned, _________________ being the __________________ of the Parent, and _________________ being the __________________ of the Borrower, certify, without personal liability, to the Lender, that on this ____ day of _____________, 2014 (the “Determination Date”):

I have read Section 6.1(a)(xi)(K) and other provisions of the Credit Agreement which are relevant to this certificate and have made such examinations or investigations as are necessary to enable me to express an informed opinion on the matters contained in this certificate.

4.	As at this date the Credit Parties:

(a)	may legally enter into and perform the Obligations under the Credit Documents to which they are a party;

(b)	are able to pay their debts and meet their obligations as they become due in the ordinary course of business;

(c)	will not be rendered insolvent by virtue of the Closing Advance to be made under the Credit Agreement;

(d)	will not engage, and are not about to engage, in business or transactions which will cause them to be left with an unreasonably small amount of capital;

(e)	have not incurred Debt or liabilities which cannot be satisfied on a timely basis; and

(f)	are otherwise solvent under Applicable Law.

5.	I acknowledge and agree on behalf of the Borrower and the Parent that this certificate constitutes a “Credit Document” for the purposes of the Credit Agreement.

DATED this ______ day of __________________, 2014.

ATNA RESOURCES LTD.

By:
Name:
Title:

CANYON RESOURCES CORPORATION

By:
Name:
Title:

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